As filed with the Securities and Exchange Commission on July 5, 2023

Registration Nos. 333-

811-04440

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 83 ☒

(Check appropriate box or boxes)

DELAWARE LIFE NY VARIABLE ACCOUNT C

(Exact Name of Registrant)

NASSAU LIFE INSURANCE COMPANY

(Name of Depositor)

One American Row, Hartford, Connecticut 06102

(Address of Depositor’s Principal Executive Offices) (Zip Code)

860-403-5000

(Depositor’s Telephone Number, including Area Code)

The Corporation Trust Company (CT Corp)

1209 N Orange Street

Wilmington, Delaware 19801

(Name and Address of Agent for Service)

Kostas Cheliotis Vice President, General Counsel, Secretary Nassau Life Insurance Company One American Row P. O. Box 5056, Hartford, CT 06102	Dodie C. Kent, Esq. Partner Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40th Floor New York, NY 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the individual flexible payment deferred variable annuity contracts issued through the Registrant, as described herein, were previously registered on Form N-4 (File Nos. 333-107983; 811-04440). Upon the merger of Delaware Life Insurance Company of New York (formerly Sun Life Insurance and Annuity Company of New York), a wholly-owned subsidiary of Nassau Life Insurance Company (“NNY”), with and into NNY, NNY became the obligor of the contracts and the depositor of the Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

MASTERS CHOICE NY

Variable Annuity Contract

Issued By

Nassau Life Insurance Company

Through

Delaware Life NY Variable Account C

Supplement Dated July 5, 2023 to the

Prospectus Dated April 29, 2011

Service Office

Regular Mail: Nassau Life Insurance Company, P.O. Box 758581, Topeka, KS 66675-8581

Overnight Mail: Nassau Life Insurance Company, Mail Zone 581, 5801 S.W. 6th Avenue, Topeka, KS 66636

Phone Number: (877) 253-2323

This supplement updates certain information contained in the prospectus, dated April 29, 2011, for Masters Choice NY, an individual flexible payment deferred variable annuity contract (the “Contract”). The prospectus, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 27, 2011 (File No. 333-107983), is incorporated by reference. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Nassau Life Insurance Company (“NNY”) is supplementing the prospectus primarily to provide information about the merger of Delaware Life Insurance Company of New York (“DLNY”), a wholly-owned subsidiary of NNY, with and into NNY (the “Merger”).

As previously disclosed, on September 7, 2022, NNY entered into an agreement with DLNY, whereby NNY agreed to purchase DLNY. The purchase of DLNY by NNY was completed on July 1, 2023. On July 5, 2023, DLNY merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, DLNY’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties, and obligations of DLNY, including those related to Delaware Life NY Variable Account C (the “Variable Account” or “Variable Account C”). Upon completion of the Merger, the Variable Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Variable Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from DLNY to NNY. The Contracts continue to be funded by the Variable Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract Owners.

Upon the acquisition of DLNY by NNY, 1851 Securities, Inc. (an affiliate of NNY) replaced Clarendon Insurance Agency, Inc. as the principal underwriter for the Contracts.

For information or service concerning the Contract, you may contact us at our Service Office.

Additional information about certain investment products, including variable annuities, has been prepared by the SEC’s staff and is available at Investor.gov.

Reminder of Certain Changes to the Contract Prior to the Merger

The information below is intended to remind you of certain changes to the Contract that have occurred since the prospectus dated April 29, 2011.

1.

Prior to August 2, 2013, the issuer of the Contract was Sun Life Insurance and Annuity Company of New York (“SLNY”), which was owned by Sun Life Assurance Company of Canada (U.S.) (“Sun Life U.S.”). On August 2, 2013, Delaware Life Holdings, LLC purchased Sun Life U.S. and, consequently, became the owner of SLNY. Following that change in ownership of SLNY: (i) SLNY was renamed “Delaware Life Insurance Company of New York”; (ii) the name of the Variable Account was changed from “Sun Life (N.Y.) Variable Account C” to “Delaware Life NY Variable Account C”; (iii) the name of the Contract was changed from “Sun Life Financial Masters® Choice NY” to “Masters Choice NY”; and (iv) all references to “Sun” and “Sun Life” in the names of Contract features and benefits were removed.

Revisions to the Prospectus

The following describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

1.

References to DLNY (including references to “Sun Life Insurance and Annuity Company of New York,” the “Company,” “we,” “us,” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to NNY. This includes the definition of “Company” in Appendix A.

2.

On the cover page, the list of Funds and the related footnotes are deleted. Please see the section “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT” below for a current list of Funds available under the Contract.

3.	Under the section “PRODUCT HIGHLIGHTS”:

●	The following is added as the second paragraph under the subsection “Variable Account Options: The Funds”:

Additional information about each Fund is provided in an appendix to this prospectus. See “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT.”

●	The following is added after the first sentence of the first paragraph under the subsection “The Income Phase: Annuity Provisions”:

This is referred to as “annuitizing” your Contract. If you annuitize your Contract, a stream of income payments will be payable from us, however, you will be (i) unable to make withdrawals, and (ii) death benefits and living benefits will terminate.

4.

The table showing the minimum and maximum total annual operating expenses of the Funds, the immediately proceeding paragraph, and the subsequent cost example (and the related notes) under “FEES AND EXPENSES” are replaced with the information below. Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The table below shows the minimum and maximum total operating expenses charged by the Funds, as of December 31, 2022, that you may pay periodically during the time that you own the Contract. A complete list of Funds available under the Contract, including their annual expenses, may be found in “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT.” Please note that Fund expenses may be higher or lower in the future.

Annual Fund Expenses

	Minimum	Maximum

(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.69%	2.07%

Example

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner Transaction Expenses, the Annual Account Fee, Variable Account Annual Expenses, Charges for Optional Death and Living Benefits, and Annual Fund Expenses.

The Example assumes that you invest $100,000 in the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Fund Expenses and optional benefits available for an additional charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you surrender your Contract at the end of the applicable time period:

1 year	3 years	5 years	10 years
$11,998	$21,522	$30,181	$51,745

If you annuitize at the end of the applicable time period or if you do not surrender your Contract:

1 year	3 years	5 years	10 years
$5,216	$15,620	$25,988	$51,745

5.	The section “CONDENSED FINANCIAL INFORMATION” is deleted.

6.	The section “COMMUNICATING TO US ABOUT YOUR CONTRACT” is replaced with the following:

COMMUNICATING TO US ABOUT YOUR CONTRACT

You may submit transaction requests or otherwise communicate with us in writing or by telephone. All materials sent to us, including Purchase Payments, must be sent to our Service Office’s address. For all telephone communications, you must call (877) 253-2323. In addition, the authorized registered representative of the broker-dealer of record may submit transfer requests on your behalf in writing, by telephone, or over the Internet on our broker website. To use the broker website, the registered representative must first consent to our online terms of use. (See “Requests for Transfers” under “Transfer Privilege.”)

Unless this prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at our Service Office’s address. However, we will consider all financial transactions, including Purchase Payments, withdrawal requests and transfer instructions, to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after the close of regular trading on the New York Stock Exchange, which is normally 4:00 p.m., Eastern Time. In some cases, receipt of requests for financial transactions by the broker-dealer of record will be deemed to be constructive receipt by us. This would include only cases where we have a specific agreement with the broker-dealer that provides for this treatment and the broker-dealer electronically forwards to us the request promptly after the end of the Business Day on which it receives the request in good order. In such cases, financial transactions received by us in good order will be priced that Business Day, provided the broker-dealer received the request before the earlier of (a) 4:00 p.m. Eastern Time on a Business Day, or (b) the close of the New York Stock Exchange on days that the Stock Exchange closes before 4:00 p.m. For information about whether we have this type of arrangement with your broker-dealer, you may call us at the above number.

Certain methods of contacting us, such as by telephone or over the Internet, may be unavailable or delayed. Any computer or telephone system (including yours, ours, and your registered representative’s) can experience delays or outages that may delay or prevent us from processing your request. While we have taken reasonable precautions to allow our systems to accommodate heavy usage, we do not guarantee access or reliability under all circumstances. If you experience delays or an outage, you may submit your request to us in writing to our Service Office’s address.

When we specify that notice to us must be in writing, we reserve the right, at our sole discretion, to accept notice in another form.

Electronic Account Information

If you have enrolled in the electronic delivery service and consented to receive documents electronically, we will send you an email at the address you provided notifying you when we have posted your confirmations, statements, and reports on our website.

If you would like to enroll in the electronic delivery service to receive notices, fund documents, transaction confirmations, reports, and other communications in electronic format, instead of receiving paper copies of these documents, please contact the Service Office. The electronic delivery service may be subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you.

We may discontinue the electronic delivery service at any time. If we terminate the electronic delivery service, documents will be delivered to you in paper format.

7.	The section “SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK,” which was changed to “DELAWARE LIFE INSURANCE COMPANY OF NEW YORK” in a prior supplement, is replaced with the following:

NASSAU LIFE INSURANCE COMPANY

NNY, with its home office at One American Row, Hartford, Connecticut 06102, is a stock life insurance company organized under the laws of the State of New York. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

NNY is part of Nassau Financial Group L.P. (the “Nassau Group”). NNY has been operating as an insurance company since 1851. It was acquired by the Nassau Group in 2016. 1851 Securities, Inc., which is the principal underwriter for the Contracts, is an affiliate of NNY.

The assets of our general account support our insurance obligations and are subject to general liabilities from our business operations and to claims by our general creditors. Amounts paid by us under your Contract that are not paid from the Variable Account (such as annuity payments) are paid from our general account. Any such payments are subject to our financial strength and claims-paying ability.

We encourage Contract Owners to read and understand our financial statements. Our audited financial statements, as well as the audited financial statements of the Variable Account, are located in the Statement of Additional Information (“SAI”). Contact our Service Office to obtain the SAI free of charge.

8.

Under “VARIABLE ACCOUNT OPTIONS: THE FUNDS,” the last sentence of the first paragraph, the second paragraph listing the Fund investment advisers and sub-advisers, and the third paragraph (including the list of Funds) are replaced with the following:

Information about each underlying Fund available under the Contract, including (i) its name, (ii) its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objectives, (iii) its investment adviser and any sub-investment adviser, (iv) current expenses, and (v) performance is available in an appendix to this prospectus. See “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT” below.

There is no guarantee that any Fund will achieve its stated objective. The Sub-Account that invests in a particular Fund has a name similar to that Fund.

More comprehensive information about the Funds is found in the current prospectuses for the Funds, which may be amended from time to time. The Fund prospectuses should be read carefully and in conjunction with this prospectus. You may obtain another copy of each Fund prospectus, as well as a Statement of Additional Information for each Fund, without charge by contacting our Service Office.

9.

Under “OPTIONAL LIVING BENEFIT: SUN INCOME RISER® – Tax Issues Under SIR” and the sub-sections “Certain Tax Provisions” under “APPENDIX E – SECURED RETURNS FOR LIFE,” “APPENDIX F – SECURED RETURNS” “APPENDIX G – SECURED RETURNS 2,” “APPENDIX H – SECURED RETURNS FOR LIFE PLUSSM,” “APPENDIX I – RETIREMENT INCOME ESCALATORSM,” “APPENDIX J – Income ON Demand®,” “APPENDIX K – Income ON Demand® II,” “APPENDIX L – Income ON Demand® II Plus,” “APPENDIX M – RETIREMENT INCOME ESCALATORSM II,” “APPENDIX N – Income ON Demand® II Escalator,” “APPENDIX O – RETIREMENT ASSET PROTECTORSM,” and “APPENDIX P – Income ON Demand® III Escalator,” references to “age 70 1⁄2” are replaced with references to “age 73 (age 72 if you turned age 72 prior to January 1, 2023; or age 70 1⁄2 if you turned age 70 1⁄2 prior to January 1, 2020).”

10.	Under “DESIGNATED FUNDS,” the second and third paragraphs (including the lists of Designated Funds) are replaced with the following:

The only Funds, dollar-cost averaging program options, and asset allocation model options that currently qualify as “Designated Funds” are listed in the Fund Appendix. See “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT” below.

11.	The section “TAX PROVISIONS” is replaced with the following:

TAX CONSIDERATIONS

This section provides general information on the federal income tax consequences of ownership of a Contract based upon our understanding of current federal tax laws and is not intended as tax advice. Actual federal tax consequences will vary depending on, among other things, the type of retirement plan under which your Contract is issued. Also, legislation altering the current tax treatment of annuity contracts could be enacted in the future and could apply retroactively to Contracts that were purchased before the date of enactment. We make no attempt to consider any applicable federal estate, federal gift, state, or other tax laws. We also make no guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program that is qualified for special treatment under the Code, your contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Federal tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Deductibility of Purchase Payments

For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible. Under certain circumstances, Purchase Payments made under Qualified Contracts may be excludible or deductible from taxable income. Any such amounts will also be excluded from the “investment in the contract” for purposes of determining the taxable portion of any distributions from a Qualified Contract. As a general rule, regardless of whether you own a Qualified or a Non-Qualified Contract, the amount of your tax liability on earnings and distributions will depend upon the specific tax rules applicable to your Contract and your particular circumstances.

Pre-Distribution Taxation of Contracts

Generally, an increase in the value of a Contract will not give rise to a current income tax liability to the Owner of a Contract or to any payee under the Contract until a distribution is received from the Contract. However, certain assignments or pledges of a Contract or loans under a Contract will be treated as distributions to the Owner of the Contract and will accelerate the taxability of any increases in the value of a Contract.

Also, corporate (or other non-natural person) Owners of a Non-Qualified Contract will generally incur a current tax liability on Account Value increases. There are certain exceptions to this current taxation rule, including: (i) any Contract that is an “immediate annuity”, which the Code defines as a single premium contract with an annuity commencement date within one year of the date of purchase which provides for a series of substantially equal periodic payments (to be made not less frequently than annually) during the annuity period, and (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

You should note that a qualified retirement plan generally provides tax deferral regardless of whether the plan invests in an annuity contract. For that reason, no decision to purchase a Qualified Contract should be based on the assumption that the purchase of a Qualified Contract is necessary to obtain tax deferral under a qualified plan.

Distributions and Withdrawals from Non-Qualified Contracts

The Account Value of a Non-Qualified Contract will generally include both (i) an amount attributable to Purchase Payments, the return of which will not be taxable, and (ii) an amount attributable to investment earnings, the receipt of which will be taxable at federal ordinary income rates. The relative portions of any particular distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the nature and the timing of that distribution.

Any withdrawal of less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, must be treated as a receipt of investment earnings. You may not treat such withdrawals as a non-taxable return of Purchase Payments unless you have first withdrawn the entire amount of the Account Value that is attributable to investment earnings. For purposes of determining whether an Owner has withdrawn the entire amount of the investment earnings under a Non-Qualified Contract, the Code provides that all Non-Qualified deferred annuity contracts issued by the same company to the same Owner during any one calendar year must be treated as one annuity contract. If you withdraw your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date (a “full surrender”), the taxable portion will equal the amount you receive less the “investment in the contract” (i.e., the total Purchase Payments (excluding amounts that were deductible by, or excluded from the gross income of, the Owner of a Contract), less any Purchase Payments that were amounts previously received which were not includable in income).

A Payee who receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, will generally be able to treat a portion of each payment as a nontaxable return of Purchase Payments and to treat only the remainder of each such payment as taxable investment earnings. Until the Purchase Payments have been fully recovered in this manner, the nontaxable portion of each payment will be determined by the ratio of (i) the total amount of the Purchase Payments made under the Contract, to (ii) the Payee’s expected return under the Contract. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, no further exclusion is allowed and all future distributions will constitute fully taxable ordinary income. If payments are terminated upon the death of the Annuitant or other Payee before the Purchase Payments have been fully recovered, the unrecovered Purchase Payments may be deducted on the final return of the Annuitant or other Payee. Under a tax provision enacted in 2010, if part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. If partial annuitizations are permitted under your contract, please consult a tax adviser before electing a partial annuitization.

Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption.

A penalty tax of 10% may also apply to taxable cash withdrawals, including lump-sum payments from Non-Qualified Contracts. This penalty will generally not apply to distributions made on or after age 59 1⁄2, to distributions pursuant to the death or disability of the owner, to distributions that are a part of a series of substantially equal periodic payments made not less frequently than annually for life or life expectancy, or to distributions under an immediate annuity (as defined above). Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

Death benefits paid upon the death of a contract owner are not life insurance benefits and will generally be includible in the income of the recipient to the extent they represent investment earnings under the contract. For this purpose, the amount of the investment in the contract is not affected by the owner’s or annuitant’s death, i.e., the investment in the contract must still be determined by reference to the Owner’s investment in the Contract. Special mandatory distribution rules also apply after the death of the Owner when the beneficiary is not the surviving spouse of the Owner.

If death benefits are distributed in a lump sum, the taxable amount of those benefits will be determined in the same manner as upon a full surrender of the contract. If death benefits are distributed under an annuity option, the taxable amount of those benefits will be determined in the same manner as annuity payments, as described above.

Any amounts held under a Non-Qualified Contract that are assigned or pledged as collateral for a loan will also be treated as if withdrawn from the Contract. In addition, upon the transfer of a Non-Qualified Contract by gift (other than to the Owner’s spouse), the Owner must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

Required Distributions for Non-Qualified Contracts

In order to be treated as an annuity contract for federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Distributions and Withdrawals from Qualified Contracts

In most cases, all of the distributions you receive from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will apply to distributions prior to age 59 1⁄2, except in certain circumstances.

If you receive a distribution for a Qualified Contract used in connection with a qualified pension plan, from a tax-sheltered annuity, a governmental Code Section 457 plan or an individual retirement annuity “IRA” and roll over some or all that distribution to another eligible plan, following the rules set out in the Code and IRS regulations, the portion of such distribution that is rolled over will not be includible in your income. An eligible rollover distribution from a qualified plan, tax-sheltered annuity or governmental Section 457 plan will be subject to 20% mandatory withholding as described below. Because the amount of the cash paid to you as an eligible rollover distribution will be reduced by this withholding, you will not be able to roll over the entire account balance under your Contract, unless you use other funds equal to the tax withholding to complete the rollover. Rollovers of IRA distributions are not subject to the 20% mandatory withholding requirement.

An eligible rollover distribution from a qualified plan, governmental Section 457 plan or tax-sheltered annuity is any distribution of all or any portion of the balance to the credit of an employee, except that the term does not include certain distributions such as:

●	a distribution which is one of a series of substantially equal periodic payments made annually under a lifetime annuity or for a specified period of ten years or more;
●	any required minimum distribution;
●	any hardship distribution;
●	a loan that is treated as a deemed distribution; or
●	distributions of excess contributions and related earnings.

Only you or your surviving spouse Beneficiary may elect to roll over a distribution to an eligible retirement plan. However, a non-surviving-spouse Beneficiary may able to directly transfer a distribution to a so-called inherited IRA that will be subject to the IRS distribution rules applicable to beneficiaries.

Required Distributions for Qualified Contracts

If your Contract is a Qualified Contract, the retirement plan governing that Qualified Contract may be subject to certain Required Minimum Distribution (“RMD”) provisions imposed by the Code and IRS regulations. These RMD provisions require that a yearly amount be distributed from the retirement plan beginning by April 1 of the calendar year following the calendar year in which you attain age 73 (or age 72 if you turned age 72 prior to January 1, 2023; or age 70 1⁄2 if you turned age 70 1⁄2 prior to January 1, 2020) or, for non-IRAs, the date of retirement instead of age 73 (72 or 70 1⁄2, as applicable) if it is later. Your failure to withdraw your yearly RMD amount from your retirement plan could result in adverse tax treatment.

The RMD amount for a distribution calendar year is generally calculated by dividing the Contract’s value as of 12/31 of the prior calendar year by the applicable distribution factor set forth in a Uniform Lifetime Table in the IRS regulations. Except as otherwise provided below, we will notify you yearly of the RMD amount for the Contract. Because for certain retirement plans we do not know what assets are held by the plan, we assume for all plans that the Qualified Contract is the only asset and we determine a yearly RMD amount for only this Contract. You may take an RMD amount calculated for a particular IRA annuity from that annuity or from another IRA account or IRA annuity of yours. Similarly, you may take an RMD amount calculated for a particular TSA annuity from that annuity or from another TSA account or TSA annuity of yours. See “Tax Sheltered Annuities (TSAs)” below. If your Qualified Contract is an asset of a qualified retirement plan, the qualified plan is subject to the RMD requirements and the Contract, as an asset of the qualified plan, may need to be used as a source of funds for the RMDs.

You should refer to your retirements plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. For Contracts issued in connection with traditional Individual Retirement Accounts, we do not calculate your annual RMD amount nor do we notify you of such amount. You should contact the Account’s trustee or custodian about RMD requirements since we only provide the trustee or custodian with the Contract’s value (including any actuarial present value of additional benefits) so that it can be used in the Account’s RMD calculations.

Not all of payment options will satisfy the RMD rules under the Code, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy RMD rules. Consult a tax adviser before electing a payout option.

Withholding

Distributions from Qualified Contracts generally are subject to withholding for the Owner’s federal income tax liability. The withholding rate varies according to the type of distribution and the Owner’s tax status. The Owner will be provided the opportunity to elect not have tax withheld from distributions.

In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from an IRA), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Owner or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you or your surviving spouse Beneficiary may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) an IRA, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Owner or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Owner or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

Investment Diversification and Control

The Treasury Department has issued regulations that prescribe investment diversification requirements for the mutual fund series underlying nonqualified variable contracts. All Non-Qualified Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. The owner of a Non-Qualified Contract that does not meet these guidelines will be subject to current taxation on annual increases in value of the Contract. We believe that each Fund available as an investment option under the Contract complies with these regulations.

The IRS has stated that satisfaction of the diversification requirements described above by itself does not prevent a contract owner from being treated as the owner of separate account assets under an “owner control” test. If a contract owner is treated as the owner of separate account assets for tax purposes, the contract owner would be subject to taxation on the income and gains from the separate account assets. In published revenue rulings through 1982 and then again in 2003, the IRS has stated that a variable contract owner will be considered the owner of separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise control over the investment of the assets. In Revenue Ruling 2003-91, the IRS considered certain variable annuity and variable life insurance contracts and concluded that the owners of the variable contracts would not be considered the owners of the contracts’ underlying assets for federal income tax purposes.

Revenue Ruling 2003-91 states that the determination of whether the owner of a variable contract possesses sufficient incidents of ownership over the assets underlying the variable contract so as to be deemed the owner of those assets for federal income tax purposes will depend on all the facts and circumstances. We do not believe that the differences between the Contract and the contracts described in Revenue Ruling 2003-91 should prevent the holding in Revenue Ruling 2003-91 from applying. Nevertheless, you should consult with a qualified tax professional on the potential impact of the investor control rules of the IRS as they relate to the investment decisions and activities you may undertake with respect to the Contract. In addition, the IRS and/or the Treasury Department may issue new rulings, interpretations or regulations on this subject in the future. Accordingly, we therefore reserve the right to modify the Contracts as necessary to attempt to prevent you from being considered the owner, for tax purposes, of the underlying assets. We also reserve the right to notify you if we determine that it is no longer practicable to maintain the Contract in a manner that was designed to prevent you from being considered the owner of the assets of the Variable Account. You bear the risk that you may be treated as the owner of Variable Account assets and taxed accordingly.

Tax Treatment of the Company and the Variable Account

As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations.

Under present law, we will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

Qualified Retirement Plans

“Qualified Contracts” are Contracts used with plans that receive tax-deferral treatment pursuant to specific provisions of the Code. Annuity contracts also receive tax deferral treatment. It is not necessary that you purchase an annuity contract to receive the tax deferral treatment available through a Qualified Contract. If you purchase this annuity Contract as a Qualified Contract, you do not receive additional tax deferral. Therefore, if you purchase this annuity Contract as a Qualified Contract, you should do so for reasons other than obtaining tax deferral.

You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan’s specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using.

These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions. In evaluating whether the Contract is suitable for purchase in connection with a tax qualified plan under Section 401(a) of the Code or a tax deferred annuity arrangement under Section 403(b) of the Code, the effect of the Purchase Payment Interest provisions on the plan’s compliance with the applicable nondiscrimination requirements should be considered. Violation of the nondiscrimination rules can cause a plan to lose its tax-qualified status under the Code and could result in the full taxation of participants on all of their benefits under the plan. Violation of the nondiscrimination rules might also result in a liability for additional benefits being paid to certain plan participants. Employers intending to use the Contract in connection with such plans should consult with a qualified tax professional.

Pension and Profit-Sharing Plans

Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Code requirements are similar for qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons, as a general rule, may therefore use Qualified Contracts as a funding vehicle for their retirement plans.

Tax-Sheltered Annuities (TSAs)

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

If the Contracts are to receive tax-deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988)

may be made only when the Owner attains age 59 1⁄2, has a severance from employment with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, (iii) any growth or interest on pre- 1989 salary reduction contributions that occurs on or after January 1, 1989, and (iv) any pre-1989 salary reduction contributions since we do not maintain records that separately account for such contributions. It is permissible, however, to withdraw post-1988 salary reduction contributions (but not the earnings attributable to such contributions) in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Owner must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

Section 403(b) annuities, like IRAs, are subject to required minimum distributions under the Code. Section 403(b) annuities are unique, however, in that any account balance accruing before January 1, 1987 (the “pre-1987 balance”) needs to comply with only the minimum distribution incidental benefit (MDIB) rule and not also with the minimum distribution rules set forth in Section 401(a)(9) of the Code. This special treatment for any pre-1987 balance is, however, conditioned upon the issuer identifying the pre-1987 balance and maintaining accurate records of changes to the balance. Since we do not maintain such records, your pre-1987 balance, if any, will not be eligible for special distribution treatment.

Under the terms of a particular Section 403(b) plan, the Owner may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Owners should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

Additional Restrictions For Tax Sheltered Annuities

IRS regulations, IRS guidance, and/or employer plans impose restrictions on annuities under Section 403(b) of the Code (including Texas Optional Retirement Program annuities) (“TSAs”). Such restrictions relate to (1) the availability of hardship distributions and loans, (2) TSA exchanges within the same employer’s TSA plan, and (3) TSA transfers to another employer’s TSA plan. You should consult with a qualified tax professional about how TSA restrictions affect you and your TSA.

TSA hardship withdrawals will be made pursuant to the rules in Section 403(b)(7) of the Code and sections 1.403(b)-6(d)(2) and 1.401(k)-1(d)(3) of the IRS regulations. Specifically, if you have not terminated your employment or reached age 59 1⁄2, you may be able to withdraw a limited amount of monies if you have an immediate and heavy financial need and the withdrawal amount is necessary to satisfy such financial need. An immediate and heavy financial need may arise only from:

●	deductible medical expenses incurred by you, your spouse, or your dependents that are not covered by insurance;

●	payments of tuition and related educational fees for the next 12 months of post-secondary education for you, your spouse, or your dependents;

●	costs related to the purchase of your principal residence (not including mortgage payments);

●	payment necessary to prevent eviction from your principal residence or foreclosure of the mortgage on your principal residence;

●	payments for burial or funeral expenses for your parent, spouse, children, or dependents;

●	expenses for the repair of damage to your principal residence that would qualify for the federal income tax casualty deduction; or

●	expenses resulting from a federally declared disaster in an area designated by the Federal Emergency Management Agency.

You will be required to represent in writing (or in such other form as authorized under IRS guidance) to us (1) that you have insufficient cash or other liquid assets reasonably available to satisfy the need and (2) that your requested withdrawal amount complies with applicable law, including the federal tax law limit. And, unless your TSA was issued prior to September 25, 2007 and the only payments you made to such TSA were TSA funds you transferred directly to us from another TSA carrier (a “90-24 Transfer TSA”), your TSA employer also may need to agree in writing to your hardship request. Hardship withdrawals are fully taxable, plus you may be required to pay a 10% federal income tax penalty. A hardship withdrawal may not be repaid once taken.

If your TSA contains a provision that permits loans, you may request a loan but you will be required to represent in writing to us that your requested loan amount complies with applicable law, including the federal tax law limit. And, unless your TSA is a 90-24 Transfer TSA, your TSA employer also may need to agree in writing to your loan request.

If you wish to transfer or exchange your TSA for another TSA within the same or different TSA plan, you will be able to do so only if the issuer of the new TSA certifies to us that the transfer or exchange is permissible under the TSA regulations and the applicable TSA plan. Your TSA employer also may need to agree in writing to your transfer/exchange request.

Individual Retirement Arrangements

Sections 219 and 408 of the Code permit eligible individuals to contribute to a so-called “traditional” individual retirement program, including Individual Retirement Accounts and Annuities, Simplified Employee Pension Plans, and SIMPLE Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. The Internal Revenue Service imposes special information requirements with respect to IRAs and we will provide purchasers of the Contracts as Individual Retirement Annuities with any necessary information. You will have the right to revoke a Contract issued as an Individual Retirement Annuity under certain circumstances, as described in the section of this Prospectus entitled “Right to Return.” If your Contract is issued in connection with an Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

Roth Individual Retirement Arrangements

Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If you convert a traditional Individual Retirement Annuity Contract into a Roth IRA Contract or your Individual Retirement Account that holds a Contract is converted to a Roth Individual Retirement Account, the fair market value of the Contract is included in taxable income. Under IRS regulations and Revenue Procedure 2006-13, fair market value may exceed the Contract’s account balance. Thus, you should consult with a qualified tax professional prior to any conversion.

The Internal Revenue Service imposes special information requirements with respect to Roth IRAs and we will provide the necessary information for Contracts issued as Roth Individual Retirement Annuities. If your Contract is issued in connection with a Roth Individual Retirement Account, we have no information about the Account and you should contact the Account’s trustee or custodian.

Impact of Optional Death Benefit and Optional Living Benefits

For a further discussion, please refer to “Tax Issues Under SIR.”

Qualified Contracts. As previously discussed, Qualified Contracts may have RMD rules that govern the timing and amount of distributions. The IRS’s RMD regulations provide that the annual RMD amount is to be calculated based on the Contract’s Account Value as of 12/31 plus “the actuarial present value of any additional benefits” that are provided under your Contract (such as optional death and living benefits) which is also calculated as of 12/31.

The actuarial present value as of 12/31 of any additional benefits that are provided under your Contract (such as optional death and living benefits) will be added to the Contract’s Account Value as of 12/31 in order to calculate the RMD amount. There are two exceptions to the requirement that the actuarial present value of an additional benefit must be added to the Account Value for RMD calculation purposes. First, if the only additional benefit provided under a Contract is a return of premium death benefit (i.e., a benefit under which the final payment does not exceed the amount of purchase payments made less prior distributions), then the additional benefit is disregarded and the RMD calculation uses only the 12/31 Account Value. Second, if (1) the Contract provides only for additional benefits that are each reduced on a proportional basis in the event of distributions, with or without a return of premium death benefit that is not reduced in amount proportionately in the event of distributions and (2) the actuarial present value of all the Contract’s additional benefits is no more than 20% of the 12/31 Account Value, then the additional benefits are disregarded and the RMD calculation uses only the 12/31 Account Value. When we notify you of the RMD amount for a distribution calendar year, we will inform you if the calculation included the actuarial present value of additional benefits. Because of the above requirements, your initial or renewal election of an optional rider could cause your RMD amount to be higher than it would be without such an election. Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional rider, you should consult with a qualified tax professional as to the possible effect of that rider on your yearly RMD amounts.

If you are subject to the RMD requirements while you are enrolled in the AB Plan under any optional living benefit rider, any RMD amount that you take from the Contract will reduce the amount of the benefit under the AB Plan. This reduction could significantly reduce the value of the optional living benefit to you.

If you are subject to the RMD requirements while you are enrolled in the WB Plan under any optional living benefit rider, and any RMD amount that you take from the Contract ever exceeds the maximum amount that you may withdraw under the terms of the WB Plan, the additional withdrawal amount will reduce the amount of the benefit available under the WB Plan. This reduction could significantly reduce the value of the optional living benefit to you.

Participants in 403(b) plans who are under age 59 1⁄2, are subject to withdrawal restrictions under the Code that may prevent them from being able to make any withdrawals under the WB Plan while they remain under age 59 1⁄2.

Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit rider, you should consult with a qualified tax professional as to the possible effect of RMD distributions on the benefits that might otherwise be available under any optional living benefit.

If your Contract is a traditional Individual Retirement Annuity or is held by your traditional Individual Retirement Account and you might convert in the future to a Roth IRA (see “Roth Individual Retirement Arrangements”), then your initial or renewal election of an optional rider could cause your taxable income upon conversion to be higher than it would be without such an election. Prior to electing to participate in (or, if applicable, prior to renewing your participation in) any optional living benefit or death benefit, you should consult with a qualified tax professional as to the possible effect of that benefit on conversion to taxable income.

Non-Qualified Contracts. We are required to make a determination as to the taxability of any withdrawal you make in order to be able to annually report to the IRS and you information about your withdrawal. Under the Code, any withdrawal from a Non-Qualified Contract is taxable to the extent the annuity’s cash value (determined without regard to surrender charges) exceeds the investment in the contract. There is no definition of “cash value” in the Code and, for tax reporting purposes, we are currently treating it as the Account Value of the Contract. However, there can be no assurance that the IRS will agree that this is the correct cash value. The IRS could, for example, determine that the cash value is the Account Value plus an additional amount representing the value of an optional rider. If this were to occur, election of an optional rider could cause any withdrawal, including a withdrawal under an optional living benefit rider, to have a higher proportion of the withdrawal derived from taxable investment earnings. Prior to electing to participate in an optional rider (or, if applicable, prior to renewing your participation in the optional living benefit rider), you should consult with a qualified tax professional as to the meaning of “cash value.”

Definition of Spouse Under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s death benefit and any joint-life coverage under an optional living benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a qualified tax professional for more information on this subject.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, such purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

12.	Under the section “DISTRIBUTION OF THE CONTRACT,”

●	The first paragraph is replaced with the following:

The Contract is no longer offered for new sales, but existing Contract Owners may continue to make additional Purchase Payments (except as otherwise described in this prospectus). As such, the Contract is considered to be continuously offered by NNY and the Variable Account.

Prior to the acquisition of DLNY by NNY, Clarendon Insurance Agency, Inc. (“Clarendon”) served as principal underwriter for the Contracts. As a result of the acquisition of DLNY by NNY, effective July 1, 2023, 1851 Securities, Inc. (“1851”), an affiliate of NNY due to common control, assumed the role of the principal underwriter for the Contracts. 1851 also serves as principal underwriter for other variable insurance products issued by NNY and its affiliated companies. NNY or an affiliate thereof reimburses 1851 for expenses that 1851 incurs in serving its principal underwriting function for variable insurance products of NNY. 1851 does not receive or retain any fees imposed by NNY under variable insurance products issued by NNY; however, 1851 may receive 12b-1 fees and other payments from underlying Funds or their affiliates.

1851’s principal executive offices are located at One American Row, Hartford, CT 06102. 1851 is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

Contracts were sold by licensed insurance agents (the “Selling Agents”) in those states where the Contract could be lawfully sold. Such Selling Agents were registered representatives of affiliated and unaffiliated broker-dealer firms (the “Selling Broker-Dealers”) registered under the Securities Exchange Act of 1934 and members of FINRA who had entered into selling agreements with the Company and the principal underwriter.

●	The last sentence of the last paragraph, regarding historical commissions paid to Clarendon, is deleted.

13.	The section “AVAILABLE INFORMATION” is deleted. See the back cover page information later in this supplement for instructions on how to request additional information.

14.	The section “LEGAL PROCEEDINGS” is replaced with the following:

LEGAL PROCEEDINGS

NNY is regularly involved in litigation and arbitration, both as a defendant and as a plaintiff. The litigation and arbitration naming NNY as a defendant ordinarily involves the Company’s businesses and operations. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages. The Variable Account and principal underwriter are not currently involved in any litigation or arbitration. NNY periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations related to the Company’s products and practices. It is NNY’s practice to cooperate fully in these matters.

It is not feasible to predict or determine the ultimate outcome of all litigation, arbitration, or regulatory proceedings or to provide reasonable ranges of potential losses. It is believed that the outcome of the Company’s litigation, arbitration, and regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on the Variable Account, the ability of the principal underwriter to perform its contract with the Company and the Variable Account, or the ability of the Company to meet its obligations under the Contracts.

Nor does the Company expect that any such matters will have a material adverse effect on the financial condition of the Company, beyond the amounts already reported in the financial statements. However, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, arbitration, and regulatory investigations, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on NNY’s results of operations or cash flows in particular quarterly or annual periods.

15.	The following new section is added immediately after the “LEGAL PROCEEDINGS” section:

CYBERSECURITY AND BUSINESS CONTINUITY RISKS

Our variable product business is dependent upon the effective operation of our computer systems and those of our business partners, and so our business may be vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures (e.g., hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such system failures and cyber-attacks affecting us, the Funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your interest in the Contract. There may be an increased risk of cyberattacks during periods of geo-political or military conflict.

We are also exposed to risks related to natural and man-made disasters and catastrophes, such as (but not limited to) storms, fires, floods, earthquakes, public health crises, geo-political disputes, military actions, malicious acts and terrorist acts, any of which could adversely affect our ability to conduct business. A natural or man-made disaster or catastrophe, including a pandemic (such as COVID-19), could affect the ability or willingness of our employees or the employees of our service providers to perform their job responsibilities.

16.	The section “FINANCIAL STATEMENTS” is replaced with the following:

FINANCIAL STATEMENTS

Financial statements of the Variable Account and NNY are included in the SAI. For a free copy of the SAI, contact our Service Office.

17.	The following is added immediately preceding Appendix A:

APPENDIX

FUNDS AVAILABLE UNDER THE CONTRACT

The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time. You can also request this information at no cost by calling (877) 253-2323 or by sending an email request to customer.relations@delawarelife.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects the fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Maximize total return consistent with the Adviser’s determination of reasonable risk	AB VPS Balanced Hedged Allocation Portfolio (Class B) - AllianceBernstein, L.P.	0.97%	-19.17%	2.06%	5.37%
Long-term growth of capital	AB VPS Discovery Value Portfolio (Class B) [8] - AllianceBernstein, L.P.	1.05%	-15.82%	3.62%	9.06%
To Maximize total return consistent with the Adviser’s determination of reasonable risk	AB VPS Dynamic Asset Allocation Portfolio (Class B) - AllianceBernstein, L.P.	1.10%	-18.68%	-0.10%	3.08%
Seeks long-term growth of capital	AB VPS International Value Portfolio (Class B) [1] - AllianceBernstein, L.P.	1.13%	-13.80%	-2.55%	2.51%
Seeks long-term growth of capital	AB VPS Sustainable International Thematic Portfolio (Class B) [2] - AllianceBernstein, L.P.	1.79%	-27.81%	1.16%	3.78%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks high total investment return	BlackRock Global Allocation V.I. Fund (Class III) - BlackRock Advisors, LLC BlackRock (Singapore) Limited	1.01%	-16.07%	3.25%	4.81%
Seeks to provide shareholders with long-term capital growth	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2) - Columbia Management Investment Advisers, LLC	0.95%	-31.53%	8.94%	12.31%
Seeks to provide shareholders with capital appreciation	Columbia Variable Portfolio - Overseas Core Fund (Class 2) - Columbia Management Investment Advisers, LLC	1.04%	-14.90%	1.13%	3.96%
Seeks to provide shareholders with long-term capital growth	Columbia CTIVP® - Principal Blue Chip Growth Fund (Class 2) -Columbia Management Investment Advisers, LLC Principal Global Investors, LLC	0.95%	-28.19%	7.42%	12.38%
Seeks to maximize total return by investing primarily in a diversified portfolio of intermediate and long-term debt securities	LVIP JPMorgan Core Bond Fund (Service Class) - Lincoln Financial Investments Corporation J.P. Morgan Investment Management, Inc.	0.76%	-12.74%	-0.11%	0.83%
Seeks to provide high total return from a portfolio of selected equity securities	LVIP JPMorgan U.S. Equity Fund (Service Class) - Lincoln Financial Investments Corporation J.P. Morgan Investment Management, Inc.	0.92%	-18.89%	9.97%	12.93%
Seeks income and capital growth consistent with reasonable risk	Fidelity® Variable Insurance Products Balanced Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.72%	-18.19%	6.93%	8.63%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks long-term capital appreciation	Fidelity® Variable Insurance Products Contrafund® Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.85%	-26.49%	8.39%	11.15%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2010 Portfolio (Service Class 2) [1] - Fidelity Management & Research Company, LLC	0.65%	-13.66%	2.55%	4.68%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2015 Portfolio (Service Class 2) [2] - Fidelity Management & Research Company, LLC	0.69%	-14.79%	3.04%	5.26%
Seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond	Fidelity® Variable Insurance Products Freedom 2020 Portfolio (Service Class 2) [2] - Fidelity Management & Research Company, LLC	0.73%	-15.97%	3.47%	5.79%
Long term growth of capital	Fidelity® Variable Insurance Products Mid Cap Portfolio (Service Class 2) - Fidelity Management & Research Company, LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.86%	-14.97%	5.68%	9.69%
Seeks long-term growth of capital by investing primarily in equities issued by non-U.S. corporations	First Eagle Overseas Variable Fund - First Eagle Investment Management, LLC	1.40%	-8.17%	1.48%	3.98%
Seeks capital appreciation with a secondary goal being income	Franklin Allocation VIP Fund (Class 2) [3] - Franklin Advisers, Inc. Templeton Global Advisors Limited, Franklin Templeton Institutional, LLC, Brandywine Global Investment Management, LLC, ClearBridge Investments, LLC, Western Asset Management Company, LLC, Western Asset Management Company Limited	0.82%	-16.00%	2.57%	5.56%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Maximize income while maintaining prospects for capital appreciation	Franklin Income VIP Fund (Class 2) [2] - Franklin Advisers, Inc.	0.71%	-5.47%	4.30%	5.51%
Seeks capital appreciation with a secondary goal being income	Franklin Mutual Shares VIP Fund (Class 2) [2] - Franklin Mutual Advisers, LLC	0.94%	-7.43%	3.15%	6.73%
Seeks long term total return	Franklin Small Cap Value VIP Fund (Class 2) [2] - Franklin Mutual Advisers, LLC	0.91%	-10.06%	5.48%	9.09%
Seeks high level of current income with a secondary goal of long-term capital appreciation	Franklin Strategic Income VIP Fund (Class 2) [2] - Franklin Advisers, Inc.	1.06%	-10.75%	-0.07%	1.30%
Long-Term capital appreciation	Templeton Developing Markets VIP Fund (Class 2) - Templeton Asset Management Ltd. Franklin Investment Management Limited	1.37%	-21.98%	-1.67%	1.02%
Seeks long-term capital growth	Templeton Foreign VIP Fund (Class 2) - Templeton Investment Counsel, LLC	1.09%	-7.61%	-1.97%	1.47%
High current income, consistent with preservation of capital. Secondary is capital appreciation	Templeton Global Bond VIP Fund (Class 4) - Franklin Advisers, Inc.	0.87%	-5.13%	-2.41%	-0.89%
Long-term capital growth	Templeton Growth VIP Fund (Class 2) - Templeton Global Advisors Limited	1.12%	-11.50%	-0.76%	4.05%
Long-term capital appreciation	Invesco V.I. American Value Fund (Series II) - Invesco Advisers, Inc.	1.14%	-2.86%	6.32%	8.60%
Seeks capital appreciation	Invesco V.I. Capital Appreciation Fund (Series II) [2] - Invesco Advisers, Inc.	1.05%	-30.96%	8.00%	10.81%
Seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks	Invesco V.I. Comstock Fund (Series II) - Invesco Advisers, Inc.	1.00%	0.85%	7.76%	10.74%
Seeks total return	Invesco V.I. Conservative Balanced Fund (Series II) [4] - Invesco Advisers, Inc.	0.92%	-17.02%	3.04%	4.99%
Both capital appreciation and current income	Invesco V.I. Equity and Income Fund (Series II) - Invesco Advisers, Inc.	0.82%	-7.71%	5.35%	8.12%
Long-term growth of capital	Invesco V.I. EQV International Equity Fund (Series II) - Invesco Advisers, Inc.	1.16%	-18.50%	1.26%	4.15%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks capital appreciation	Invesco V.I. Global Fund (Series II) - Invesco Advisers, Inc.	1.06%	-31.94%	2.59%	7.59%
Seeks capital appreciation	Invesco V.I. Main Street Fund® (Series II) [1] - Invesco Advisers, Inc.	1.05%	-20.31%	6.89%	10.49%
Seeks capital appreciation	Invesco V.I. Main Street Small Cap Fund® (Series II) [5] - Invesco Advisers, Inc.	1.12%	-16.04%	6.74%	10.60%
Seeks long-term capital appreciation	Lazard Retirement Emerging Markets Equity Portfolio (Service Shares) - Lazard Asset Management LLC	1.38%	-15.12%	-3.19%	-0.12%
Long-term growth of capital and income without excessive fluctuations in market value	Lord Abbett Series Fund - Fundamental Equity Portfolio (Class VC) - Lord, Abbett & Co. LLC	1.08%	-11.98%	4.94%	8.82%
Capital appreciation	Lord Abbett Series Fund - Growth Opportunities Portfolio (Class VC) - Lord, Abbett & Co. LLC	1.18%	-32.53%	5.80%	9.44%
Seeks capital appreciation	MFS® VIT II Blended Research® Core Equity Portfolio (Service Class) [5] - Massachusetts Financial Services Company	0.69%	-16.20%	8.11%	11.48%
Seeks capital appreciation	MFS® VIT III Blended Research® Small Cap Equity Portfolio (Service Class) - Massachusetts Financial Services Company	0.79%	-18.56%	5.14%	10.21%
Seeks a high level of total return consistent with a conservative level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Conservative Allocation Portfolio (Service Class) - Massachusetts Financial Services Company	0.94%	-15.53%	2.69%	4.23%
Seeks capital appreciation	MFS® VIT II Core Equity Portfolio (Service Class) - Massachusetts Financial Services Company	1.08%	-17.48%	9.26%	12.33%
Seeks total return with an emphasis on current income, but also considers capital appreciation	MFS® VIT II Corporate Bond Portfolio (Service Class) [2] - Massachusetts Financial Services Company	0.88%	-16.62%	0.03%	1.63%
Seeks capital appreciation	MFS® VIT II Emerging Markets Equity Portfolio (Service Class) - Massachusetts Financial Services Company	1.48%	-19.94%	-3.26%	-0.27%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks capital appreciation	MFS® VIT II Global Growth Portfolio (Service Class) [6] - Massachusetts Financial Services Company	1.25%	-19.32%	8.16%	9.82%
Seeks total return	MFS® VIT III Global Real Estate Portfolio (Service Class) - Massachusetts Financial Services Company	1.17%	-27.14%	3.23%	5.65%
Seeks total return	MFS® VIT III Global Real Estate Portfolio (Initial Class) - Massachusetts Financial Services Company	0.92%	-26.94%	3.49%	5.91%
Seeks capital appreciation	MFS® VIT II Global Research Portfolio (Service Class) [5] - Massachusetts Financial Services Company	1.10%	-17.88%	6.19%	8.31%
Seeks capital appreciation	MFS® VIT II Global Tactical Allocation Portfolio (Service Class) - Massachusetts Financial Services Company	1.02%	-7.44%	1.83%	3.54%
Seeks total return with an emphasis on current income, but also considering capital appreciation	MFS® VIT II Government Securities Portfolio (Service Class) - Massachusetts Financial Services Company	0.83%	-12.45%	-0.64%	0.14%
Seeks a high level of total return consistent with a greater than moderate level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Growth Allocation Portfolio (Service Class) - Massachusetts Financial Services Company	1.07%	-18.50%	5.42%	7.93%
Seeks capital appreciation	MFS® VIT Growth Series (Service Class) - Massachusetts Financial Services Company	0.99%	-31.80%	9.30%	12.77%
Seeks total return with an emphasis on high current income, but also considering capital appreciation	MFS® VIT II High Yield Portfolio (Service Class) [7] - Massachusetts Financial Services Company	0.97%	-10.78%	1.32%	2.98%
Seeks total return with an emphasis on high current income, but also considering capital appreciation	MFS® VIT II Income Portfolio (Service Class) [6] - Massachusetts Financial Services Company	1.00%	-13.85%	0.50%	1.80%
Seeks total return that exceeds the rate of inflation over the long-term, with an emphasis on current income, but also considering capital appreciation	MFS® VIT III Inflation-Adjusted Bond Portfolio (Service Class) - Massachusetts Financial Services Company	0.82%	-21.66%	-1.54%	-0.52%
Seeks capital appreciation	MFS® VIT II International Growth Portfolio (Service Class) - Massachusetts Financial Services Company	1.13%	-15.18%	4.24%	6.03%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks capital appreciation	MFS® VIT II International Intrinsic Value Portfolio (Service Class) - Massachusetts Financial Services Company	1.15%	-23.75%	2.77%	7.56%
Seeks total return with an emphasis on current income, but also considering capital preservation	MFS® VIT III Limited Maturity Portfolio (Service Class) - Massachusetts Financial Services Company	0.70%	-4.24%	1.07%	0.95%
Seeks total return with an emphasis on current income, but also considering capital preservation	MFS® VIT III Limited Maturity Portfolio (Initial Class) - Massachusetts Financial Services Company	0.45%	-4.14%	1.31%	1.19%
Seeks capital appreciation	MFS® VIT II Massachusetts Investors Growth Stock Portfolio (Service Class) [5] - Massachusetts Financial Services Company	0.98%	-19.45%	11.67%	13.01%
Seeks capital appreciation	MFS® VIT Mid Cap Growth Series (Service Class) - Massachusetts Financial Services Company	1.05%	-28.79%	9.03%	12.25%
Seeks capital appreciation	MFS®VIT III Mid Cap Value Portfolio (Initial Class) - Massachusetts Financial Services Company	0.79%	-8.79%	7.58%	10.86%
Seeks capital appreciation	MFS® VIT III Mid Cap Value Portfolio (Service Class) - Massachusetts Financial Services Company	1.04%	-9.00%	7.32%	10.59%
Seeks a high level of total return consistent with a moderate level of risk relative to the other MFS Asset Allocation Portfolios	MFS® VIT III Moderate Allocation Portfolio (Service Class) - Massachusetts Financial Services Company	0.98%	-16.91%	4.27%	6.30%
Seeks capital appreciation	MFS® VIT New Discovery Series (Service Class) - Massachusetts Financial Services Company	1.12%	-29.99%	7.53%	9.71%
Seeks capital appreciation	MFS® VIT III New Discovery Value Portfolio (Service Class) - Massachusetts Financial Services Company	1.13%	-11.23%	7.92%	11.56%
Seeks capital appreciation	MFS® VIT II Research International Portfolio (Service Class) - Massachusetts Financial Services Company	1.21%	-17.80%	2.43%	4.42%
Seeks capital appreciation	MFS® VIT Research Series (Service Class) - Massachusetts Financial Services Company	1.04%	-17.43%	8.62%	11.41%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks total return with emphasis on current income, but also considering capital appreciation	MFS® VIT Total Return Bond Series (Service Class) - Massachusetts Financial Services Company	0.78%	-14.18%	-0.08%	1.13%
Seeks total return	MFS® VIT Total Return Series (Service Class) - Massachusetts Financial Services Company	0.86%	-9.84%	4.91%	7.07%
To seek current income consistent with preservation of capital and liquidity	MFS® VIT II U.S. Government Money Market Portfolio (Service Class) [7] - Massachusetts Financial Services Company	0.45%	1.17%	0.85%	0.46%
Seeks total return	MFS® VIT Utilities Series (Service Class) - Massachusetts Financial Services Company	1.03%	0.48%	8.73%	8.35%
Seeks capital appreciation	MFS® VIT Value Series (Initial Class) - Massachusetts Financial Services Company	0.69%	-5.91%	7.35%	11.05%
Seeks capital appreciation	MFS® VIT Value Series (Service Class) - Massachusetts Financial Services Company	0.94%	-6.14%	7.08%	10.77%
Seeks long-term capital growth by investing primarily in common stocks and other equity securities	Morgan Stanley Discovery Portfolio (Class II) - Morgan Stanley Investment Management, Inc.	1.05%	-62.97%	5.10%	7.87%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies	Morgan Stanley Growth Portfolio (Class II) - Morgan Stanley Investment Management, Inc.	0.82%	-60.16%	3.99%	11.57%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT All Asset Portfolio (Administrative Class) [7] - Pacific Investment Management Company LLC Research Affiliates, LLC	1.54%	-11.84%	3.22%	3.25%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT CommodityRealReturn® Strategy Portfolio (Administrative Class) [2] - Pacific Investment Management Company LLC	1.29%	8.61%	7.03%	-1.56%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Emerging Markets Bond Portfolio (Administrative Class) [2] - Pacific Investment Management Company LLC	1.04%	-15.71%	-0.85%	0.97%

Type/Investment Objective	Fund – Investment Adviser Sub-Adviser(s)	Current Expenses	Average Annual Total Returns (as of 12/31/22)
			1 Year	5 Years	10 Years
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Global Managed Asset Allocation Portfolio (Advisor Class) - Pacific Investment Management Company LLC	1.30%	-18.40%	3.43%	3.02%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Real Return Portfolio (Administrative Class) [1] - Pacific Investment Management Company LLC	0.77%	-11.90%	1.96%	0.90%
Seeks total return which exceeds that of its secondary benchmark index consistent with prudent investment management	PIMCO ES VIT StocksPLUS® Global Portfolio (Advisor Class) - Pacific Investment Management Company LLC	0.87%	-18.79%	4.51%	6.10%
Seeks maximum real return, consistent with preservation of real capital and prudent investment management	PIMCO VIT Total Return Portfolio (Administrative Class) [1] - Pacific Investment Management Company LLC	0.67%	-14.30%	-0.18%	0.92%
Seeks capital growth and current income	Putnam VT Large Cap Value Fund (Class IB) - Putnam Investment Management, LLC Putnam Investments Limited	0.82%	-3.13%	9.26%	11.76%

1 Not available to Contracts issued on or after October 20, 2008.

2 Not available to Contracts issued on or after October 31, 2011.

3 Not available to Contracts issued on or after February 17, 2009.

4 Not available to Contracts issued on or after August 17, 2009.

5 Not available to Contracts issued on or after March 5, 2007.

6 Not available to Contracts issued on or after February 2, 2004.

7 Not available to Contracts issued on or after March 10, 2008.

8 Formerly named AB VPS Small/Mid Cap Value Portfolio (Class B)

INVESTMENT REQUIREMENTS FOR OPTIONAL LIVING BENEFITS

Designated Funds

To participate in an optional living benefit, all of your Account Value must be invested only in Designated Funds at all times during the term of your optional living benefit.

For Contracts participating in SIR with a 7% bonus, the only Funds, dollar-cost averaging program options, and asset allocation model options that currently qualify as Designated Funds are as follows:

Funds

AB VPS Dynamic Asset Allocation Portfolio (Class B)

MFS Global Tactical Allocation Portfolio (Service Class)

MFS VIT III Conservative Allocation Portfolio (Service Class)

MFS VIT III Moderate Allocation Portfolio (Service Class)

PIMCO All Asset Portfolio (Administrative Shares) 1

PIMCO Global Managed Asset Allocation (Advisor Shares)

1 Not available to Contracts issued on or after March 10, 2008.

Asset Allocation Models

Build Your Own Portfolio

Blended Model

Dollar-Cost Averaging Program Options

6-Month DCA Guarantee Option

12-Month DCA Guarantee Option

For all other Contracts participating in a living benefit, including SIR with a 6% bonus, the only Funds, dollar-cost averaging program options, and asset allocation model options that currently qualify as Designated Funds are as follows:

Funds

AB VPS Balanced Hedged Allocation (Class B)

AB VPS Dynamic Asset Allocation Portfolio (Class B)

BlackRock Global Allocation V.I. Fund (Class III)

Fidelity VIP Balanced Portfolio (Service Class 2)

Fidelity VIP Freedom 2015 Portfolio (Service Class 2) [1]

Fidelity VIP Freedom 2020 Portfolio (Service Class 2) [1]

Invesco V.I. Equity and Income Fund (Series II)

MFS Global Tactical Allocation Portfolio (Service Class)

MFS Total Return Series (Service Class)

MFS VIT III Conservative Allocation Portfolio (Service Class)

MFS VIT III Growth Allocation Portfolio (Service Class)

MFS VIT III Moderate Allocation Portfolio (Service Class)

PIMCO All Asset Portfolio (Administrative Shares) [2]

PIMCO Global Managed Asset Allocation (Advisor Class)

1 Not available to Contracts issued on or after October 31, 2011.

2 Not available to Contracts issued on or after March 10, 2008.

Asset Allocation Models

Build Your Own Portfolio

Blended Model

Dollar-Cost Averaging Program Options

6-Month DCA Guarantee Option

12-Month DCA Guarantee Option

Build Your Own Portfolio

This Appendix sets forth the Funds and percentage limits that constitute the “build your own portfolio” program. This program is more fully described under “BUILD YOUR OWN PORTFOLIO” in the prospectus. Briefly, if you comply with this program, the portfolio you build will satisfy the “Designated Funds” requirement under certain optional living benefit riders.

For Contracts with the Sun Income Riser with 7% bonus, the following is the Build Your Own Portfolio model that currently applies to your Contract.

Fixed Income (30% - 50%)	Core Retirement Strategies (40% - 60%)	Asset Allocation (10% - 30%)	Core Equity (0% - 20%)	Growth Equity (0% - 20%)	Specialty (0% - 10%)

LVIP JPMorgan Core Bond Fund (Service Class)	AB VP Series Dynamic Asset Allocation Portfolio (Class B)	AB VPS Balanced Hedged Allocation (Class B)	Franklin Mutual Shares VIP Fund (Class 2) [2]	AB VPS Sustainable International Thematic Portfolio (Class B) [2]	Franklin Strategic Income VIP Fund (Class 2) [2]

Fixed Income (30% - 50%)	Core Retirement Strategies (40% - 60%)	Asset Allocation (10% - 30%)	Core Equity (0% - 20%)	Growth Equity (0% - 20%)	Specialty (0% - 10%)

MFS VIT II Corporate Bond Portfolio (Service Class) [2]	MFS Global Tactical Allocation Portfolio (Service Class)	BlackRock Global Allocation V.I. Fund (Class III)	Invesco V.I. Comstock Fund (Series II)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2)	Lazard Funds Retirement Emerging Markets Equity Portfolio (Service Class)

MFS VIT II Government Securities Portfolio (Service Class)	MFS VIT III Conservative Allocation Portfolio (Service Class)	Fidelity VIP Balanced Portfolio (Class 2)	LVIP JPMorgan U.S. Equity Fund (Service Class)	Columbia Variable Portfolio - Overseas Core Fund (Class 2)	MFS VIT II Emerging Markets Equity Portfolio (Service Class)

MFS VIT II U.S. Government Money Market Portfolio (Service Class) [7]	MFS VIT III Moderate Allocation Portfolio (Service Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2) [2]	Lord Abbett Series Fund Fundamental Equity Portfolio (VC)	Fidelity VIP Contrafund (Service Class 2)	MFS VIT II High Yield Portfolio (Service Class) [7]

MFS VIT Total Return Bond Series (Service Class)	PIMCO VIT All Asset Portfolio (Administrative Shares) [7]	Fidelity VIP Freedom 2020 Portfolio (Service Class) [2]	MFS VIT II Core Equity Portfolio (Service Class)	Fidelity VIP Mid Cap Portfolio (Service Class 2)	MFS VIT III Global Real Estate Portfolio (Service Class)

MFS VIT III Inflation- Adjusted Bond Portfolio (Service Class)	PIMCO Global Managed Asset Allocation Portfolio (Advisor Shares)	Franklin Income VIP Fund (Class 2) [2]	MFS VIT Research Series (Service Class)	First Eagle Overseas Variable Fund	PIMCO VIT CommodityRealReturn Strategy Portfolio (Administrative Shares) [2]

MFS VIT III Limited Maturity Portfolio (Service Class)		Invesco V.I. Equity and Income Fund (Series II)	MFS VIT Utilities Series (Service Class)	Franklin Small Cap Value VIP Fund (Class 2) [2]	PIMCO Emerging Markets Bond Portfolio (Administrative Shares) [2]

		MFS VIT Total Return Series (Service Class)	MFS VIT I Value Series (Service Class)	Invesco V.I. American Value Fund (Series II)	Templeton Global Bond VIP Fund (Class 4)

		MFS VIT III Growth Allocation Portfolio (Service Class)	MFS VIT III Mid Cap Value Portfolio (Service Class)	Invesco V.I. EQV International Equity Fund (Series II)

			Putnam VT Large Cap Value Fund (Class IB Shares)	Lord Abbett Series Fund Growth Opportunities Portfolio (VC)

MFS VIT II International Growth Portfolio (Service Class)

MFS VIT II International Intrinsic Value Portfolio (Service Class)

MFS VIT II Research International Portfolio (Service Class)

MFS VIT Growth Series (Service Class)

Fixed Income (30% - 50%)	Core Retirement Strategies (40% - 60%)	Asset Allocation (10% - 30%)	Core Equity (0% - 20%)	Growth Equity (0% - 20%)	Specialty (0% - 10%)

MFS VIT Mid Cap Growth Series (Service Class)

MFS VIT New Discovery Series (Service Class)

MFS VIT III Blended Research Small Cap Portfolio (Service Class)

MFS VIT III New Discovery Value Portfolio (Service Class)

Morgan Stanley VIF Discovery Portfolio (Class II)

Invesco V.I. Capital Appreciation Fund (Series II) [2]

Invesco V.I. Global Fund (Series II)

PIMCO StocksPLUS Global Portfolio (Advisor Shares)

Templeton Growth VIP Fund (Class 2) [2]

Morgan Stanley VIF Growth Portfolio (Class II)

CTIVP-Principal Blue Chip Growth Fund (Class 2)

2 Not available to Contracts issued on or after October 31, 2011.

7 Not available to Contracts issued on or after March 10, 2008.

For all Contracts purchased on or after August 17, 2009, and before February 8, 2010, including Contracts with SIR with a 6% bonus, the following is the Build Your Own Portfolio model that applies to your Contract.

Fixed Income (30% - 80%)	Asset Allocation (20% - 70%)	Core Equity (0% - 50%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

LVIP JPMorgan Core Bond Fund (Service Class)	AB VPS Balanced Hedged Allocation (Class B)	Franklin Mutual Shares VIP Fund (Class 2) [2]	AB VPS Sustainable International Thematic Portfolio (Class B) [2]	Franklin Strategic Income VIP Fund (Class 2) [2]

MFS VIT II Corporate Bond Portfolio (Service Class) [2]	AB VP Series Dynamic Asset Allocation Portfolio (Class B)	Invesco V.I. Comstock Fund (Series II)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2)	Lazard Funds Retirement Emerging Markets Equity Portfolio (Service Class)

Fixed Income (30% - 80%)	Asset Allocation (20% - 70%)	Core Equity (0% - 50%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

MFS VIT II Government Securities Portfolio (Service Class)	BlackRock Global Allocation V.I. Fund (Class III)	LVIP JPMorgan U.S. Equity Fund (Service Class)	Columbia Variable Portfolio - Overseas Core Fund (Class 2)	MFS VIT II Emerging Markets Equity Portfolio (Service Class)

MFS VIT II U.S. Government Money Market Portfolio (Service Class) [7]	Fidelity VIP Balanced Portfolio (Class 2)	Lord Abbett Series Fund Fundamental Equity Portfolio (VC)	Fidelity VIP Contrafund (Service Class 2)	MFS VIT II High Yield Portfolio (Service Class) [7]

MFS VIT Total Return Bond Series (Service Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2) [2]	MFS VIT II Core Equity Portfolio (Service Class)	Fidelity VIP Mid Cap Portfolio (Service Class 2)	MFS VIT III Global Real Estate Portfolio (Service Class)

MFS VIT III Inflation- Adjusted Bond Portfolio (Service Class)	Fidelity VIP Freedom 2020 Portfolio (Service Class) [2]	MFS VIT Research Series (Service Class)	First Eagle Overseas Variable Fund	PIMCO VIT All Asset Portfolio (Administrative Shares) [7]

MFS VIT III Limited Maturity Portfolio (Service Class)	Franklin Income VIP Fund (Class 2) [2]	MFS VIT Utilities Series (Service Class)	Franklin Small Cap Value VIP Fund (Class 2) [2]	PIMCO VIT CommodityRealReturn Strategy Portfolio (Administrative Shares) [2]

	Invesco V.I. Equity and Income Fund (Series II)	MFS VIT I Value Series (Service Class)	Invesco V.I. American Value Fund (Series II)	PIMCO Emerging Markets Bond Portfolio (Administrative Shares) [2]

	MFS Global Tactical Allocation Portfolio (Service Class)	MFS VIT III Mid Cap Value Portfolio (Service Class)	Invesco V.I. EQV International Equity Fund (Series II)	Templeton Global Bond VIP Fund (Class 4)

	MFS VIT Total Return Series (Service Class)	Putnam VT Large Cap Value Fund (Class IB Shares)	Lord Abbett Series Fund Growth Opportunities Portfolio (VC)

	MFS VIT III Conservative Allocation Portfolio (Service Class)		MFS VIT II International Growth Portfolio (Service Class)

	MFS VIT III Growth Allocation Portfolio (Service Class)		MFS VIT II International Intrinsic Value Portfolio (Service Class)

	MFS VIT III Moderate Allocation Portfolio (Service Class)		MFS VIT II Research International Portfolio (Service Class)

	Invesco V.I. Conservative Balanced Fund (Series II) [4]		MFS VIT Growth Series (Service Class)

	PIMCO Global Managed Asset Allocation (Advisor Shares)		MFS VIT Mid Cap Growth Series (Service Class)

MFS VIT New Discovery Series (Service Class)

MFS VIT III Blended Research Small Cap Portfolio (Service Class)

Fixed Income (30% - 80%)	Asset Allocation (20% - 70%)	Core Equity (0% - 50%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

MFS VIT III New Discovery Value Portfolio (Service Class)

Morgan Stanley VIF Discovery Portfolio (Class II)

Invesco V.I. Capital Appreciation Fund (Series II) [2]

Invesco V.I. Global Fund (Series II)

PIMCO StocksPLUS Global Portfolio (Advisor Shares)

Templeton Growth VIP Fund (Class 2) [2]

Morgan Stanley VIF Growth Portfolio (Class II)

CTIVP-Principal Blue Chip Growth Fund (Class 2)

2 Not available to Contracts issued on or after October 31, 2011.

4 Not available to Contracts issued on or after August 17, 2009.

7 Not available to Contracts issued on or after March 10, 2008.

For all Contracts purchased after February 16, 2009 and before August 17, 2009, including SIR with a 6% bonus, the following is the Build Your Own Portfolio model that currently applies to your Contract.

Fixed Income (30% - 80%)	Asset Allocation (0% - 70%)	Core Equity (0% - 70%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

LVIP JPMorgan Core Bond Fund (Service Class)	AB VPS Balanced Hedged Allocation (Class B)	Franklin Mutual Shares VIP Fund (Class 2) [2]	AB VPS Sustainable International Thematic Portfolio (Class B) [2]	Franklin Strategic Income VIP Fund (Class 2) [2]

MFS VIT II Corporate Bond Portfolio (Service Class) [2]	AB VP Series Dynamic Asset Allocation Portfolio (Class B)	Invesco V.I. Comstock Fund (Series II)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2)	Lazard Funds Retirement Emerging Markets Equity Portfolio (Service Class)

MFS VIT II Government Securities Portfolio (Service Class)	BlackRock Global Allocation V.I. Fund (Class III)	LVIP JPMorgan U.S. Equity Fund (Service Class)	Columbia Variable Portfolio - Overseas Core Fund (Class 2)	MFS VIT II Emerging Markets Equity Portfolio (Service Class)

MFS VIT II U.S. Government Money Market Portfolio (Service Class) [7]	Fidelity VIP Balanced Portfolio (Class 2)	Lord Abbett Series Fund Fundamental Equity Portfolio (VC)	Fidelity VIP Contrafund (Service Class 2)	MFS VIT II High Yield Portfolio (Service Class) [7]

MFS VIT Total Return Bond Series (Service Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2) [2]	MFS VIT II Core Equity Portfolio (Service Class)	Fidelity VIP Mid Cap Portfolio (Service Class 2)	MFS VIT III Global Real Estate Portfolio (Service Class)

MFS VIT III Inflation- Adjusted Bond Portfolio (Service Class)	Fidelity VIP Freedom 2020 Portfolio (Service Class) [2]	MFS VIT Research Series (Service Class)	First Eagle Overseas Variable Fund	PIMCO VIT All Asset Portfolio (Administrative Shares) [7]

Fixed Income (30% - 80%)	Asset Allocation (0% - 70%)	Core Equity (0% - 70%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

MFS VIT III Limited Maturity Portfolio (Initial Class)	Franklin Income VIP Fund (Class 2) [2]	MFS VIT Utilities Series (Service Class)	Franklin Small Cap Value VIP Fund (Class 2) [2]	PIMCO VIT CommodityRealReturn Strategy Portfolio (Administrative Shares) [2]

	Invesco V.I. Equity and Income Fund (Series II)	MFS VIT I Value Series (Service Class)	Invesco V.I. American Value Fund (Series II)	PIMCO Emerging Markets Bond Portfolio (Administrative Shares) [2]

	MFS Global Tactical Allocation Portfolio (Service Class)	MFS VIT III Mid Cap Value Portfolio (Initial Class)	Invesco V.I. EQV International Equity Fund (Series II)	Templeton Global Bond VIP Fund (Class 4)

	MFS VIT Total Return Series (Service Class)	Putnam VT Large Cap Value Fund (Class IB Shares)	Lord Abbett Series Fund Growth Opportunities Portfolio (VC)

	MFS VIT III Conservative Allocation Portfolio (Service Class)		MFS VIT II International Growth Portfolio (Service Class)

	MFS VIT III Growth Allocation Portfolio (Service Class)		MFS VIT II International Intrinsic Value Portfolio (Service Class)

	MFS VIT III Moderate Allocation Portfolio (Service Class)		MFS VIT II Research International Portfolio (Service Class)

	Invesco V.I. Conservative Balanced Fund (Series II) [4]		MFS VIT Growth Series (Service Class)

	PIMCO Global Managed Asset Allocation Portfolio (Advisor Shares)		MFS VIT Mid Cap Growth Series (Service Class)

MFS VIT New Discovery Series (Service Class)

MFS VIT III Blended Research Small Cap Portfolio (Service Class)

MFS VIT III New Discovery Value Portfolio (Service Class)

Morgan Stanley VIF Discovery Portfolio (Class II)

Invesco V.I. Capital Appreciation Fund (Series II) [2]

Invesco V.I. Global Fund (Series II)

Fixed Income (30% - 80%)	Asset Allocation (0% - 70%)	Core Equity (0% - 70%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

PIMCO StocksPLUS Global Portfolio (Advisor Shares)

Templeton Growth VIP Fund (Class 2) [2]

Morgan Stanley VIF Growth Portfolio (Class II)

CTIVP-Principal Blue Chip Growth Fund (Class 2)

2 Not available to Contracts issued on or after October 31, 2011.

4 Not available to Contracts issued on or after August 17, 2009.

7 Not available to Contracts issued on or after March 10, 2008.

For all Contracts purchased prior to February 17, 2009, the following is the Build Your Own Portfolio model that currently applies to your Contract.

Fixed Income (25% - 80%)	Asset Allocation (0% - 75%)	Core Equity (0% - 75%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

LVIP JPMorgan Core Bond Fund (Service Class)	AB VPS Balanced Hedged Allocation (Class B)	Franklin Mutual Shares VIP Fund (Class 2) [2]	AB VPS International Value Portfolio (Class B)	Franklin Strategic Income VIP Fund (Class 2) [2]

MFS VIT II Corporate Bond Portfolio (Service Class) [2]	AB VP Series Dynamic Asset Allocation Portfolio (Class B)	Invesco V.I. Comstock Fund (Series II)	AB VPS Sustainable International Thematic Portfolio (Class B) [2]	Lazard Funds Retirement Emerging Markets Equity Portfolio (Service Class)

MFS VIT II Government Securities Portfolio (Service Class)	BlackRock Global Allocation V.I. Fund (Class III)	LVIP JPMorgan U.S. Equity Fund (Service Class)	Columbia Variable Portfolio - Large Cap Growth Fund (Class 2)	MFS VIT II Emerging Markets Equity Portfolio (Service Class)

MFS VIT II U.S. Government Money Market Portfolio (Service Class) [7]	Fidelity VIP Balanced Portfolio (Class 2)	Lord Abbett Series Fund Fundamental Equity Portfolio (VC)	Columbia Variable Portfolio - Overseas Core Fund (Class 2)	MFS VIT II High Yield Portfolio (Service Class) [7]

MFS VIT Total Return Bond Series (Service Class)	Fidelity VIP Freedom 2010 Portfolio (Service Class 2) [1]	MFS VIT II Blended Research Core Equity Portfolio (Service Class) [5]	Fidelity VIP Contrafund (Service Class 2)	MFS VIT III Global Real Estate Portfolio (Service Class)

MFS VIT III Inflation- Adjusted Bond Portfolio (Service Class)	Fidelity VIP Freedom 2015 Portfolio (Service Class 2) [2]	MFS VIT II Core Equity Portfolio (Service Class)	Fidelity VIP Mid Cap Portfolio (Service Class 2)	PIMCO VIT All Asset Portfolio (Administrative Shares) [7]

MFS VIT III Limited Maturity Portfolio (Initial Class)	Fidelity VIP Freedom 2020 Portfolio (Service Class) [2]	MFS VIT II Global Research Portfolio (Service Class) [5]	First Eagle Overseas Variable Fund	PIMCO VIT CommodityRealReturn Strategy Portfolio (Administrative Shares) [2]

PIMCO VIT Real Return Portfolio (Administrative Shares) [1]	Franklin Allocation VIP Fund (Class 2) [3]	MFS VIT Research Series (Service Class)	Franklin Small Cap Value VIP Fund (Class 2) [2]	PIMCO Emerging Markets Bond Portfolio (Administrative Shares) [2]

PIMCO VIT Total Return Portfolio (Administrative Shares) [1]	Franklin Income VIP Fund (Class 2) [2]	MFS VIT Utilities Series (Service Class)	Invesco V.I. American Value Fund (Series II)	Templeton Developing Markets VIP Fund (Class 2) [7]

	Invesco V.I. Equity and Income Fund (Series II)	MFS VIT I Value Series (Service Class)	Invesco V.I. EQV International Equity Fund (Series II)	Templeton Global Bond VIP Fund (Class 4)

Fixed Income (25% - 80%)	Asset Allocation (0% - 75%)	Core Equity (0% - 75%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

	MFS Global Tactical Allocation Portfolio (Service Class)	MFS VIT III Mid Cap Value Portfolio (Initial Class)	Lord Abbett Series Fund Growth Opportunities Portfolio (VC)

	MFS VIT Total Return Series (Service Class)	Invesco V.I. Main Street Small Cap Fund (Series II) [5]	MFS VIT II International Growth Portfolio (Service Class)

	MFS VIT III Conservative Allocation Portfolio (Service Class)	Putnam VT Large Cap Value Fund (Class IB Shares)	MFS VIT II International Intrinsic Value Portfolio (Service Class)

	MFS VIT III Growth Allocation Portfolio (Service Class)		MFS VIT II Massachusetts Investors Growth Stock Portfolio (Service Class) [5]

	MFS VIT III Moderate Allocation Portfolio (Service Class)		MFS VIT II Research International Portfolio (Service Class)

	Invesco V.I. Conservative Balanced Fund (Series II) [4]		MFS VIT Growth Series (Service Class)

	PIMCO Global Managed Asset Allocation Portfolio (Advisor Shares)		MFS VIT Mid Cap Growth Series (Service Class)

MFS VIT New Discovery Series (Service Class)

MFS VIT III Blended Research Small Cap Portfolio (Service Class)

MFS VIT III New Discovery Value Portfolio (Service Class)

Morgan Stanley VIF Discovery Portfolio (Class II)

Invesco V.I. Capital Appreciation Fund (Series II) [2]

Invesco V.I. Global Fund (Series II)

Invesco V.I. Main Street Small Cap Fund (Series II) [5]

PIMCO StocksPLUS Global Portfolio (Advisor Shares)

Templeton Foreign VIP Fund (Class 2) 7

Fixed Income (25% - 80%)	Asset Allocation (0% - 75%)	Core Equity (0% - 75%)	Growth Equity (0% - 30%)	Specialty (0% - 10%)

Templeton Growth VIP Fund (Class 2) [2]

Morgan Stanley VIF Growth Portfolio (Class II)

CTIVP-Principal Blue Chip Growth Fund (Class 2)

1 Not available to Contracts issued on or after October 20, 2008.

2 Not available to Contracts issued on or after October 31, 2011.

3 Not available to Contracts issued on or after February 17, 2009.

4 Not available to Contracts issued on or after August 17, 2009.

5 Not available to Contracts issued on or after March 5, 2007.

7 Not available to Contracts issued on or after March 10, 2008.

18.	The information in “APPENDIX D – PREVIOUSLY AVAILABLE INVESTMENT OPTIONS” is replaced with the following:

For a list of Funds under the Contract, including Funds that are not available to all Contract Owners, see “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT.”

19.	The following replaces “APPENDIX Q – BUILD YOUR OWN PORTFOLIO”:

APPENDIX Q – BUILD YOUR OWN PORTFOLIO

For a list of Funds and percentage limits that constitute the “build your own portfolio” program, see “APPENDIX – FUNDS AVAILABLE UNDER THE CONTRACT.” This program is more fully described under “BUILD YOUR OWN PORTFOLIO” in the prospectus.

20.	“APPENDIX R – CONDENSED FINANCIAL INFORMATION” is deleted. Please see the financial statements included in the SAI for financial information about the Variable Account.

21.	The information on the back cover page, including the SAI request form, is replaced with the following:

The SAI, dated April 29, 2011, as supplemented as of July 5, 2023, contains additional information about the Company and the Variable Account, and is incorporated by reference into this prospectus. To obtain a free copy of the SAI, or for general inquiries, please contact our Service Office.

Reports and other information about the Variable Account are available on the SEC’s website at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at publicinfo@sec.gov.

MASTERS CHOICE NY

Variable Annuity Contract

Issued By

Nassau Life Insurance Company

Through

Delaware Life NY Variable Account C

Supplement Dated July 5, 2023 to the

Statement of Additional Information Dated April 29, 2011

Service Office

Regular Mail: Nassau Life Insurance Company, P.O. Box 758581, Topeka, KS 66675-8581

Overnight Mail: Nassau Life Insurance Company, Mail Zone 581, 5801 S.W. 6th Avenue, Topeka, KS 66636

Phone Number: (877) 253-2323

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated April 29, 2011, for Masters Choice NY, an individual flexible payment deferred variable annuity contract (the “Contract”). The SAI, which was filed in an amended registration statement with the Securities and Exchange Commission (“SEC”) on April 27, 2011 (File No. 333-107983), is incorporated by reference. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

Nassau Life Insurance Company (“NNY”) is supplementing the SAI primarily to provide information about the merger of Delaware Life Insurance Company of New York (“DLNY”), a wholly-owned subsidiary of NNY, with and into NNY (the “Merger”).

As previously disclosed, on September 7, 2022, NNY entered into an agreement with DLNY, whereby NNY agreed to purchase DLNY. The purchase of DLNY by NNY was completed on July 1, 2023. On July 5, 2023, DLNY merged with and into NNY, with NNY as the surviving company. Upon completion of the Merger, DLNY’s corporate existence ceased by operation of law. As the surviving company, NNY assumed all the rights, duties, and obligations of DLNY, including those related to Delaware Life NY Variable Account C (the “Variable Account” or “Variable Account C”). Upon completion of the Merger, the Variable Account became a separate account of NNY. NNY assumed legal ownership of the assets of the Variable Account and responsibility for the liabilities and obligations of all outstanding Contracts.

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from DLNY to NNY. The Contracts continue to be funded by the Variable Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contract Owners.

Upon the acquisition of DLNY by NNY, 1851 Securities, Inc. (an affiliate of NNY) replaced Clarendon Insurance Agency, Inc. as the principal underwriter for the Contracts.

For information or service concerning the Contract, you may contact us at our Service Office.

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

1.

References to DLNY (including references to “Sun Life Insurance and Annuity Company of New York,” the “Company,” “we,” “us,” and “our”) throughout the SAI that are not otherwise addressed below are replaced with references to NNY.

As a reminder, prior to August 2, 2013, the issuer of the Contract was Sun Life Insurance and Annuity Company of New York (“SLNY”), which was owned by Sun Life Assurance Company of Canada (U.S.). On August 2, 2013, Delaware Life Holdings, LLC purchased Sun Life Assurance Company of Canada (U.S.) and, consequently, became the owner of SLNY. Following that change in ownership of SLNY, as disclosed previously: (i) SLNY was renamed “Delaware Life Insurance Company of New York”; (ii) the name of the Variable Account was changed from “Sun Life (N.Y.) Variable Account C” to “Delaware Life NY Variable Account C”; (iii) the name of the Contract was changed from “Sun Life Financial Masters® Choice NY” to “Masters Choice NY”; and (iv) all other references to “Sun” and “Sun Life” in the names of Contract features and benefits were removed.

2.

The section “SUN LIFE INSURANCE AND ANNUITY COMPANY OF NEW YORK (“Sun Life (N.Y.)”),” which was changed to “DELAWARE LIFE INSURANCE COMPANY OF NEW YORK” in a prior supplement, is replaced with the following:

NASSAU LIFE INSURANCE COMPANY

NNY is a stock life insurance company organized under the laws of the State of New York. NNY has been operating as an insurance company since 1851. NNY is authorized to conduct life and annuity business in all 50 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The statutory home office of NNY is located at 15 Tech Valley Drive, East Greenbush, New York 12061.

The immediate parent of NNY is The Nassau Companies of New York, a Delaware corporation. The Nassau Companies of New York is ultimately controlled by David Dominik. Mr. Dominik ultimately controls NNY through the following intervening companies: The Nassau Companies, Nassau Insurance Group Holdings, L.P., Nassau Insurance Group Holdings GP, LLC and Nassau Financial Group GP Ltd. The nature of the business of Mr. Dominik and the intervening companies includes investing in companies engaged in the business of insurance.

Information about the Variable Account is included in the prospectus.

3.	The sections “ADVERTISING AND SALES LITERATURE” and “TAX-DEFERRED ACCUMULATION” are deleted.

4.	The sections “DISTRIBUTION OF THE CONTRACT,” “CUSTODIAN,” “INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,” and “FINANCIAL STATEMENTS” are replaced with the following:

CUSTODIAN

NNY, subject to applicable laws and regulations, is the custodian of the securities held in the Variable Account. NNY maintains the records and accounts of the Variable Account.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, 755 Main Street 11th Floor, Hartford, Connecticut, 06103, is the independent registered public accounting firm for the Variable Account and the independent auditor for NNY.

PRINCIPAL UNDERWRITER

NNY and the Variable Account have entered into a Principal Underwriting Agreement with 1851 Securities, Inc. (“1851”), which became effective on July 1, 2023, pursuant to which 1851 serves as principal underwriter for the Contracts. 1851, an affiliate of NNY, has its principal business address at One American Row, Hartford, CT 06102. NNY is no longer offering the Contract for new sales, but Contract Owners may continue to make additional Purchase Payments under their Contracts (except as described in the prospectus). 1851 does not retain any commissions paid by NNY, but it is reimbursed by NNY for expenses it incurs for performing its underwriting function. 1851 assumed the role of principal underwriter for the Contracts on July 1, 2023. Consequently, it did not receive any commissions from the Variable Account in connection with the distribution of the Contracts during the fiscal years ended December 31, 2022, 2021, or 2020.

Clarendon Insurance Agency, Inc. (“Clarendon”) was the previous principal underwriter for the Contracts. During the fiscal years ended December 31, 2022, 2021, and 2020, Clarendon received underwriting commissions of approximately $170,388.45, $227,900.38, and $240,807.71, respectively, in connection with the distribution of the Contract. Clarendon did not retain any of these amounts.

OTHER SERVICE PROVIDERS

Pursuant to a transitional services agreement between NNY and Delaware Life Insurance Company (“DLIC”) (the former parent company of DLNY), DLIC serves as an administrator of the Contracts. Under the agreement, DLIC provides systems, reporting, customer, and other services to NNY and the Variable Account. DLIC provides such services at cost, with reimbursement of DLIC to be paid by NNY (not the Variable Account). DLIC’s principal business address is 1601 Trapelo Road, Suite 30, Waltham, MA, 02451. We expect this agreement to remain in place until at least July 1, 2024.

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Contract Owners in the Variable Account will be affected solely by the investment results of the Sub-Accounts. The financial statements of NNY as contained herein should be considered only as bearing upon NNY’s ability to meet its obligations to Contract Owners under the Contracts, and they should not be considered as bearing on the investment performance of the Sub-Accounts.

FINANCIAL STATEMENTS

The following financial statements are incorporated by reference to another filing with the SEC, as indicated:

•

Audited financial statements of each of the Sub-Accounts of the Variable Account as of December 31, 2022 and for each of the years or periods in the one-year or two-year period then ended, as applicable, and the financial highlights for each of the years or periods in the five-year period then ended are incorporated herein by reference to the financial statements of the Variable Account in the N-VPFS filed with the SEC by the Variable Account on April 27, 2023 (File No. 811-04440)

•

Audited statutory financial statements of NNY as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, are incorporated herein by reference to the financial statements of NNY in the N-VPFS filed with the SEC by Nassau Life Variable Universal Life Account on April 28, 2023 (File No. 811-04721)

In the audited financial statements of each of the Sub-Accounts of the Variable Account, the statements of assets and liabilities as of December 31, 2022, the related statements of operations for the year then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the two-year period then ended; and the audited statutory financial statements of NNY as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, have been incorporated by reference into the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, accompanying those financial statements, and upon the authority of said firm as experts in accounting and auditing.

The KPMG LLP report on the aforementioned audited statutory financial statements of NNY includes explanatory language that states that the financial statements are prepared by NNY using statutory accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than U.S. generally accepted accounting principles. Accordingly, the financial statements are not intended to be presented in accordance with U.S. generally accepted accounting principles. The financial statements are presented fairly, in all material respects, in accordance with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services.

PART C – OTHER INFORMATION

Item 27. Exhibits

(a)

Resolution of the Board of Directors of Sun Life Insurance and Annuity Company of New York, dated December 3, 1984, authorizing the establishment of the Registrant (Incorporated herein by reference to Post-Effective Amendment No.  4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000)

(b)	Not applicable

(c)	Underwriting Contracts:

(1)

Marketing Coordination Agreement between the Depositor, MFS Fund Distributors, Inc. and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000)

(2)

Principal Underwriting Agreement between Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc., dated February 1, 2003 (Incorporated herein by reference to Post-Effective Amendment No.  13 to the Registration Statement on Form N-4, File No. 333-100475, filed on April 28, 2009)

(3)

i.	Sales Operations and General Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000)

ii.

Broker-Dealer Supervisory and Service Agent Agreement (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000)

iii.

Broker-Dealer Supervisory and Service Agent Agreement (Type 4) (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-05037, filed on March 29, 2000)

(4)

(i)

Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November  21, 2000 (Incorporated herein by reference to the Registration Statement on Form N-6, File No. 333-105437, filed on May 21, 2003)

(ii)

Amendment No. 1, dated January 1, 2002, to the Administrative Services Agreement by and between Sun Life Assurance Company of Canada, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York, dated November  21, 2000 (Incorporated herein by reference to Post-Effective Amendment No.  1 to the Registration Statement on From N-4, File No. 333-119151, filed on May 2, 2005)

(5)	Principal Underwriting Agreement between Delaware Life Insurance Company of New York and 1851 Securities, Inc., filed herewith

(6)	Form of Assignment and Novation of Sales Agreement to 1851 Securities, Inc., filed herewith

(d)	Contracts:

(1)

Flexible Payment Deferred Combination Variable and Fixed Individual Annuity Contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-107983, filed on August 14, 2003)

(2)

Secured Returns 2 Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004)

(3)

Secured Returns for Life Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 9 to the Registration Statement on Form N-4, File No. 333-83516, filed on August 2, 2005)

(4)

Secured Returns for Life Plus Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No.  13 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 3, 2006)

(5)

Income ON Demand Benefit Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-4, File No. 333-83516, filed on September 22, 2006)

(6)

Retirement Asset Protector Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 19 to the Registration Statement on Form N-4, File No. 333-83516, filed on September 22, 2006)

(7)

Retirement Income Escalator Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 11 to the Registration Statement on Form N-4, File No. 333-107983, filed on February 28, 2008)

(8)

Retirement Income Escalator II Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No.  14 to the Registration Statement on Form N-4, File No. 333-107983, filed on July 29, 2008)

(9)

Income ON Demand II Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File No. 333-107983, filed on July 29, 2008)

(10)

Income ON Demand II Escalator Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No.  14 to the Registration Statement on Form N-4, File No. 333-107983, filed on July 29, 2008)

(11)

Income ON Demand II Plus Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File No. 333-107983, filed on July 29, 2008)

(12)

Income ON Demand III Escalator Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No.  14 to the Registration Statement on Form N-4, File No. 333-100475, filed on June 23, 2009)

(13)

Sun Income Riser Rider to Flexible Payment Combination Fixed/Variable Individual Annuity Contract (Incorporated herein by reference to Post-Effective Amendment No. 14 to the Registration Statement on Form N-4, File No. 333-100475, filed on June 23, 2009)

(e)	Application used with the variable annuity contract (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-107983, filed on August 14, 2003)

(f)	Depositor Certificate of Incorporation and By-Laws:

(1)	Certificate of Incorporation of Nassau Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-239742, filed on July 8, 2020)

(2)	By-laws of Nassau Life Insurance Company (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-239742, filed on July 8, 2020)

(3)	Resolutions of the Board of Directors of Nassau Life Insurance Company approving the merger of Delaware Life Insurance Company of New York with and into Nassau Life Insurance Company, filed herewith

(g)	Not applicable

(h)	Participation Agreements:

(1)

Amended and Restated Participation Agreement, dated November 6, 2002, by and among MFS/Sun Life Services Trust, Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, and Massachusetts Financial Services Company (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004)

(2)

Participation Agreement dated April 17, 2000 by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N- 4, File No. 333-67864, filed on November 6, 2002)

(3)

Amended and Restated Participation Agreement dated December 13, 2004, by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., Sun Life Assurance Company of Canada (U.S.), and Sun Life Insurance and Annuity Company of New York. (Incorporated herein by reference to Post-Effective Amendment No. 8 to the Registration Statement on Form N-4, File No. 333-83516, filed on April 29, 2005)

(4)

Participation Agreement dated April 30, 2001 by and among Rydex Variable Trust, Rydex Distributors, Inc., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No.  7 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-82957, filed on July 27, 2001)

(5)

Amended and Restated Participation Agreement dated September 1, 2004 among Variable Insurance Products Funds, Fidelity Distributors Corporation and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No.  1 to the Registration Statement on Form N-4, File No. 333-119151, filed on May 2, 2005)

(6)

Participation Agreement dated September 1, 2001 by and among Sun Life Insurance and Annuity Company of New York, Clarendon Insurance Agency, Inc., Alliance Capital Management L.P., and Alliance Fund Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 23 to the Registration Statement on Form N-4, File No. 333-67864, filed on November 6, 2002)

(7)

Participation Agreement dated February 17, 1998 by and among Lord Abbett Series Fund Inc., Lord Abbett & Co., and Sun Life Assurance Company of Canada (U.S.) (Incorporated herein by reference to Post-Effective Amendment No.  23 to the Registration Statement on Form N-4, File No. 333-67864, filed on November 6, 2002)

(8)

Participation Agreement dated September 16, 2002 by and among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Registration Statement on Form N-4, File No. 333-102278, filed December 31, 2002)

(9)

Participation Agreement by and among Wanger Advisors Trust, Columbia Funds Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 8 to Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 29, 2005);

(10)

Participation Agreement by and among Liberty Variable Investment Trust, Columbia Funds Distributor, Inc., Sun Life Assurance Company of Canada (U.S.), and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No.  8 to Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-83516, filed on April 29, 2005)

(11)

Participation Agreement among MFS Variable Insurance Trust, Sun Life Insurance and Annuity Company of New York, on behalf of itself and its Separate Accounts, and Clarendon Insurance Agency, Inc. (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-102274, filed on December 31, 2002)

(12)

Participation Agreement among SteinRoe Variable Investment Trust, Liberty Funds Distributor, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-102274, filed on December 31, 2002)

(13)

Participation Agreement among Oppenheimer Variable Account Funds, Oppenheimerfunds, Inc. and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form N-4, File No. 333-107983, filed on May 28, 2004)

(14)

Participation Agreement among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC (Incorporated herein by reference to the Registration Statement on Form N-4, File No. 333-112506, filed on February 5, 2004)

(15)

Participation Agreement, dated December 3, 2007, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Lazard Asset Management Securities LLC, and Lazard Retirement Series, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 25 to the Registration Statement on Form N-4, File No. 333-83516, filed on February 12, 2008)

(16)

Participation Agreement, dated May 1, 2004, by and among Sun Life Insurance and Annuity Company of New York, Van Kampen Life Investments Trust, Van Kampen Funds Inc., and Van Kampen Asset Management. (Incorporated herein by reference to Post-Effective Amendment No.  3 to the Registration Statement on Form N-6, File No. 333-105438, filed on May 2, 2005)

(17)

Participation Agreement, dated October 1, 2006, by and among Sun Life Insurance and Annuity Company of New York, The Universal Institutional Funds, Inc., Morgan Stanley  & Co. Incorporated and Morgan Stanley Investment Management Inc. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-6, File No. 333-136435, filed on January 18, 2007)

(18)

i.

Participation Agreement, dated May 13, 2004, by and among Sun Life Assurance Company of Canada (U.S.), Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form N-6, File No. 333-111688, filed on December 30, 2005)

ii.

Amendment 1, dated October 1, 2006, to the Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, Merrill Lynch Variable Series Funds, Inc., Merrill Lynch Investment Managers, L.P. and FAM Distributors, Inc. (Incorporated herein by reference to Post-Effective Amendment 1 to the Registration Statement on Form N-6, File No. 333-136435, filed on April 27, 2007)

(19)

Participation Agreement, dated September 30, 2002, by and among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, First Eagle Sogen Variable Funds, Inc. and Arnhold and S. Bleichroeder, Inc. (Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form N-6, File No. 333-143353, filed with the Securities and Exchange Commission on May 30, 2007)

(20)

Participation Agreement, dated August 1, 2011, among Putnam Variable Trust, Putnam Retail Management Limited Partnership, Sun Life Assurance Company of Canada (U.S.) and Sun Life Insurance and Annuity Company of New York (Incorporated herein by reference to Pre-Effective Amendment No. 2 the Registration Statement on Form N-4, File No.  333-173301, filed on August 10, 2011)

(21)

Participation Agreement, dated August 1, 2011, among Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York, PIMCO Equity Series VIT, and PIMCO Investments LLC (Incorporated herein by reference to Pre-Effective Amendment No. 2 the Registration Statement on Form N-4, File No.  333-173301, filed on August 10, 2011)

(22)

Fund Participation Agreement, dated April  28, 2021, by and between Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc., Lincoln Investment Advisors Corporation, Delaware Life Insurance Company, and Delaware Life Insurance Company of New York, filed herewith

(i)	Administrative Contracts:

(1)	Transition Services Agreement between Nassau Life Insurance Company and Delaware Life Insurance Company, filed herewith

(j)	Not applicable.

(k)	Opinion and consent of counsel, filed herewith

(l)	Consents of Independent Registered Public Accounting Firm, filed herewith

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Powers of attorney:

(1)

Powers of attorney for Phillip J. Gass, David Monroe, Kostas Cheliotis, Thomas M. Buckingham, Leanne M. Bell, Kevin J. Gregson, Leland C. Launer, Thomas A. Williams, and Christine Janofsky, filed herewith

Item 28. Directors and Officers of the Depositor

The following are the directors and officers of Nassau Life Insurance Company (“NNY”). Unless otherwise noted, each director’s and officer’s principal business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Depositor
Phillip Gass	President, Chief Executive Officer and Director

Thomas Buckingham	Vice President, Chief Growth Officer and Director

Kostas Cheliotis	Vice President, General Counsel, Secretary and Director

David Czerniecki	Vice President, Chief Investment Officer

Thomas Williams	Director

Leanne Bell	Director

Kevin Gregson	Director

Leland Launer	Director

Christine Janofsky	Vice President, Chief Financial Officer and Treasurer

Jacqueline Bamman	Vice President and Chief People Officer

Justin Banulski	Vice President, Investment Accounting

Dana Battiston	Vice President and Actuary

Jan Buchsbaum	Vice President and Chief Product Officer

Olga Buland	Vice President

Sam S.F. Caligiuri	Vice President, Assistant Secretary and Chief Compliance Officer

Steve L. Carlton	Vice President

Michael Donovan	Vice President and Chief Actuary

David Monroe	Vice President and Chief Accounting Officer

John Murphy	Vice President and Corporate Auditor

Vernon Young	Vice President and Group Chief Risk Officer

Susan Zophy	Vice President, Chief Service Officer

Paul Tyler	Chief Marketing Officer

Susan L. Guazzelli	Assistant Treasurer

Ping Shao	Deputy Chief Compliance Officer and Anti-Money Laundering Officer

Barry Stopler	Assistant Treasurer

Name	Positions and Offices with Depositor

John McKeown	Assistant Treasurer

Item 29. Persons Controlled by or Under Common Control with the Depositor or Registrant

The Registrant is a separate account of NNY, a stock life insurance company incorporated under the laws of the State of New York. NNY is an indirect subsidiary of Nassau Financial Group L.P. An organization chart of Nassau Financial Group L.P. is set forth below.

Nassau Financial Group L.P. (Cayman) (Individuals) [Contract]
Nassau Financial Group L.P. (Cayman) [Contract]
Nassau Asset Management LLC (Delaware) [100%]
Nassau CorAmerica LLC (Delaware) [100%]
Nassau CorAmerica Loan Company LLC (Delaware) [100%]
Nassau CorAmerica Advisors LLC (Delaware) [100%]
Nassau Corporate Credit LLC (Delaware) [100%]
NCC CLO Manager LLC (Delaware) [100%]
NCC Management LLC (Delaware) [100%]
Nassau Private Credit LLC (Delaware) [100%]
Nassau Private Credit GP LLC (Delaware) [100%]
Nassau Private Credit Onshore Fund LP (Delaware) [Contract]
Nassau Private Credit Master Fund LP (Kentucky) [Contract]
Nassau Private Credit Offshore Fund LP (Kentucky) [Contract]
NPC SGP LLC (Delaware) [100%] Nassau NCC Blocker (UK) Ltd. (Cayman) [100%] NCC Management (UK) Ltd. (Great Britain) [100%] Nassau Corporate Credit (UK) LLP (Great Britain0 [99%]
Nassau Alternative Investments LLC (Delaware) [100%]
NAMCO Services LLC (Delaware) [100%] Nassau Distribution Holdco, LLC
NSRE Saybrus Holdings, LLC (Delaware) [100%]
Nassau Insurance Group Holdings GP, LLC (Delaware) [Contract]
Nassau Insurance Group Holdings, L.P. (Delaware) [Contract]
The Nassau Companies (Delaware) [100%]
Nassau Life and Annuity Company (Connecticut) [100%]
Lynbrook Re, Inc. (Vermont) [100%] Nassau Life Insurance Company of Kansas (Kansas) [100%]
Sunrise Re, Inc. (Vermont) [100%] Nassau Re/Imagine LLC
The Nassau Companies of New York (Delaware) [100%]
Nassau CLO SPV-I LLC (Delaware) [56%] (2)
Nassau CLO SPV-II LLC (Delaware) [54.34%] (3)
Nassau Employee Co-Invest Fund I LLC (Delaware) [51%] (4)
Nassau Life Insurance Company [100%]
PM Holdings, Inc. (Connecticut) [100%]
Phoenix Founders, Inc. (Connecticut) [100%]
Nassau 2019 CFO LLC (Delaware) [76.73%] (5)
Nassau 2019 CFO Fund LLC (Delaware) [100%] Foresters Financial Holding Company, Inc.(DE) [100%]
Nassau Reinsurance LLC (Delaware) [100%]
NSRE BD Holdco LLC (Delaware) [100%] 1851 Securities, Inc. (Delaware) [100%]
Nassau Cayman Brac Holding Company (Delaware). [100%]

Item 30. Indemnification

Section 6.1 of the By-laws of NNY provides as follows:

To the full extent permitted by the laws of the State of New York, NNY shall indemnify any person made or threatened to be made a party to any action, proceeding or investigation, whether civil or criminal, by reason of the fact that such person, or such person’s testator or intestate:

(1)	is or was a director, officer or employees of the company; or

(2)

serves or served another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity at the request of the company, and at the time of such services, was a director, officer or employee of the company against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees, actually and necessarily incurred in connection with or as a result of such action, proceeding or investigation, or any appeal therein.

Subject to applicable law, the indemnification provided in this Article VI shall not be deemed to be exclusive of any other rights to which a director, officer or employee of the company seeking indemnification may be entitled.

In addition, the directors and officers of the company are insured against certain liabilities arising out of their conduct in such capacities. The coverage is subject to certain terms and conditions and to the specified coverage limit set forth in the applicable policies.

Under the terms of the underwriting agreement between NNY and 1851 Securities, Inc., NNY will indemnify and hold harmless 1851 Securities, Inc. for any expenses, losses, claims, damages or liabilities (including attorney fees) incurred by reason of any material misrepresentation or omission in a registration statement or prospectus for a variable insurance product for which 1851 Securities, Inc. serves as principal underwriter; provided, however, NNY shall not be required to indemnify for any expenses, losses, claims, damages or liabilities which have resulted from the negligence, misconduct or wrongful act of 1851 Securities, Inc.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Principal Underwriters

(a)

1851 Securities, Inc. is the principal underwriter for the contracts supported by the Registrant. 1851 Securities, Inc. acts as principal underwriter for the following investment companies (including the Registrant): First Investors Life Variable Annuity Fund C, First Investors Life Variable Annuity Fund D, First Investors Life Level Premium Variable Life Insurance (Separate Account B); First Investors Life Separate Account E, and First Investors Life Variable Annuity Fund A; Nassau Life Separate Account C; Nassau Life Separate Account D; Nassau Life Variable Accumulation Account; Nassau Life Variable Universal Life Account; PHL Variable Accumulation Account; PHL Variable Accumulation Account II; PHLVIC Variable Universal Life Account; Nassau Life and Annuity Variable Universal Life Account; Delaware Life NY Variable Account A; Delaware Life NY Variable Account B; Delaware Life NY Variable Account C; Delaware Life NY Variable Account D; and KBL Variable Account A. These investment companies are separate accounts of NNY or affiliates thereof. 1851 Securities, Inc. does not serve as depositor, sponsor, or investment adviser to any investment companies.

(b)	The following are the directors and officers of 1851 Securities, Inc. Each director’s and officer’s business address is One American Row, Hartford, CT 06102.

Name	Positions and Offices with Principal Underwriter
Stephen Anderson	President, Chief Compliance Officer and Director

Thomas Buckingham	Chairperson and Director

Susan Guazzelli	Vice President, Treasurer and Director

Ping Shao	Secretary

Peter Hosner, Jr.	Chief Financial Officer

(c)

1851 Securities, Inc. did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by

Clarendon Insurance Agency, Inc., the former principal underwriter for the Contracts described in this Registration Statement, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Delaware Life Insurance Company of New York):

(1) Name of Principal Underwriter	(2) Net Underwriting Discounts and Commissions	(3) Compensation on Redemption	(4) Brokerage Commissions	(5) Other Compensation
Clarendon Insurance Agency, Inc.	None	None	None	None

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and rules promulgated thereunder are maintained by NNY at One American Row, Hartford, Connecticut 06102-5056.

Item 33. Management Services

Not applicable.

Item 34. Fee Representation

NNY represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by NNY under the Contracts.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Hartford, and State of Connecticut on this 5th day of July, 2023.

DELAWARE LIFE NY VARIABLE ACCOUNT C (Registrant)

By:	/s/ Phillip J. Gass
Phillip J. Gass
President and Chief Executive Officer, Nassau Life Insurance Company

NASSAU LIFE INSURANCE COMPANY (Depositor)

By:	/s/ Phillip J. Gass
Phillip J. Gass
President and Chief Executive Officer, Nassau Life Insurance Company

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Phillip J. Gass	President, Chief Executive Officer and Director (Principal Executive Officer)	July 5, 2023
Phillip J. Gass*
/s/ Christine Janofsky	Chief Financial Officer, Vice President and Treasurer (Principal Financial Officer)	July 5, 2023
Christine Janofsky*
/s/ David Monroe	Chief Accounting Officer and Vice President (Principal Accounting Officer)	July 5, 2023
David Monroe*

/s/ Leanne M. Bell	Director	July 5, 2023
Leanne M. Bell*

/s/ Kostas Cheliotis	Director	July 5, 2023
Kostas Cheliotis

/s/ Leland C. Launer	Director	July 5, 2023
Leland C. Launer*

/s/ Thomas M. Buckingham	Director	July 5, 2023
Thomas M. Buckingham*

/s/ Thomas A. Williams	Director	July 5, 2023
Thomas A. Williams*

/s/ Kevin J. Gregson	Director	July 5, 2023
Kevin J. Gregson*

*By:	/s/ Kostas Cheliotis
Kostas Cheliotis (Attorney-in-Fact pursuant to powers of attorney filed herewith) Date: July 5, 2023

INDEX OF EXHIBITS

(c)(5)	Principal Underwriting Agreement between Delaware Life Insurance Company of New York and 1851 Securities, Inc.

(c)(6)	Form of Assignment and Novation of Sales Agreement to 1851 Securities, Inc.

(f)(3)	Resolutions of the Board of Directors of Nassau Life Insurance Company approving the merger of Delaware Life Insurance Company of New York with and into Nassau Life Insurance Company

(h)(22)	Fund Participation Agreement, dated April 28, 2021, by and between Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc., Lincoln Investment Advisors Corporation, Delaware Life Insurance Company, and Delaware Life Insurance Company of New York, filed herewith

(i)(1)	Transition Services Agreement between Nassau Life Insurance Company and Delaware Life Insurance Company

(k)	Opinion and consent of counsel

(l)	Consents of Independent Registered Public Accounting Firm

(p)(1)	Powers of attorney for Phillip J. Gass, David Monroe, Kostas Cheliotis, Thomas M. Buckingham, Leanne M. Bell, Kevin J. Gregson, Leland C. Launer, Thomas A. Williams, and Christine Janofsky